UniCredit Group



Consolidated Quarterly Report as at 30 June 2007

UniCredit
Italian Joint Stock Company
Registered office: Genoa, via Dante, 1
General management: Milan, Piazza Cordusio
Registered in the Genoa Trade and Companies Register (Courts of Genoa)
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: €5,222,465,096.50 fully paid in

UniCredit Group



Minjung Kim, "Pieno di Vuoto", 2005, UniCredit Collection.

Consolidated Quarterly Report as at 30 June 2007



Collection.

Board of Directors and Board of Statutory Auditors

at 30 June 2007

Board of Directors

Dieter Rampl *	Chairman
Gianfranco Gutty * (first Deputy Chairman) Franco Bellei * Fabrizio Palenzona * Anthony Wyand *	Deputy Chairmen
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni ** Manfred Bischoff Vincenzo Calandra Buonaura Volker Doppelfeld Giancarlo Garino Francesco Giacomin ** Piero Gnudi Friedrich Kadrnoska ** Max Dietrich Kley Luigi Maramotti Antonio Maria Marocco Dieter Münich ** Carlo Pesenti Hans Jürgen Schinzler Giovanni Vaccarino Paolo Vagnone ** Nikolaus von Bomhard **	Directors
Lorenzo Lampiano	Company Secretary

Board of Statutory Auditors

Giorgio Loli	Chairman
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	Standing Auditors
Massimo Livatino Giuseppe Verrascina	Alternate Auditors

* Member of the Chairman's Committee and of the Executive Committee

** Executive Committee Member



Davide Benati, "Cantico", 2005, UniCredit Collection.

Contents

Note

The following conventional symbols have been used in the tables:

- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalaiable.

Unless otherwise indicated, all amounts are in **millions of euros**.

Prefatory Note to the Quarterly Report

This quarterly report, drawn up under IFRS as described in the Note at the end of the Report, has been prepared in accordance with the instructions given in Annex 3D of CONSOB Issuers' Regulations.

Press releases relating to the significant facts of the period are available in the UniCredit website, together with the presentation made to the market of our Q2 2007 results.

Since the end of the 2006 financial year, the most significant changes in the scope of consolidation related mainly to the HVB Group, with the entry of 3 subsidiaries in the Retail Division (Planethome AG and its subsidiaries Planethome GmbH and Enderlein) and one Private Banking Division entity (Wealth Management Capital Holding GmbH), and the exit of Indexchange and HVB Payments & Services GmbH. Compared to H1 2006, further significant changes in the scope of consolidation referred to the sale of Splitska Banka on 30 June 2006, Uniriscossioni, 2S Banca and Banque Monégasque de Gestion. For comparison purposes, the condensed income statement also includes the change in individual items over Q2 and H1 2006, scope of consolidation and exchange rates used to translate subsidiaries' income statements being the same.

2006 quarterly income statements were restated following the completion of the Purchase Price Allocation process in respect of the HVB Group business combination, which had a positive impact on the Group's net profit for H1 2006 of 50 million.

The main assets recognised as "Non-current assets and disposal groups classified as held for sale" under IFRS 5 in the balance sheet as at 30 June 2007 were "BPH200", the BPH business to be sold following the agreement with the Polish Authorities, and Istratourist, a subsidiary of Zagrebacka Banka operating in the holiday industry already recognised under this item in March 2007.

Finally, segment reporting is based on the structure adopted in Q1, viz. the six business Divisions (Retail, Corporate, Private Banking & Asset Management, Markets & Investment Banking, Poland's Markets, and Central Eastern Europe), and provides details of income statement data determining profit before tax. For the Central Eastern Europe and Poland's Markets Divisions, profit for the period after tax is also presented. It is noted that in Q1 2007 the scope of the divisions changed due to the transfer of CAIB International and its subsidiaries from the Corporate Division to the MIB Division, as well as LocatRent from the Corporate Division to the Corporate Centre. The Divisions' income statements of 2006 quarters were restated to reflect these changes.

Highlights

Income Statement

(€ million)

	H1 2007	H1 2006	CHANGE
Operating income	13,124	11,970	+9.6%
Operating costs	6,593	6,566	+0.4%
Operating profit	6,531	5,404	+20.9%
Profit before tax	5,621	4,819	+16.6%
Net Profit attributable to the Group	**3,607**	**3,093**	**+16.6%**

Profitability Ratios

	H1 2007	H1 2006	CHANGE
ROE[1]	19.8%	19.0%	+0.9
Cost/income ratio	50.2%	54.9%	-4.7
EVA[2] (€ million)	2,073	1,358	+715

Balance Sheet Main Items

(€ million)

	AMOUNTS AS AT 30.06.2007	AMOUNTS AS AT 31.12.2006	CHANGE
Total assets	868,687	823,284	+5.5%
Loans and receivables with customers	454,132	441,320	+2.9%
Deposits from customers and debt securities in issue	502,720	495,255	+1.5%
Shareholders' equity	**39,748**	**38,468**	**+3.3%**

Capital Ratios

	AS AT 30.06.2007	AS AT 31.12.2006	CHANGE
Core Tier 1/Total risk-weighted assets	6.09%	5.82%	+0.27
Total regulatory capital/Total risk-weighted assets	10.48%	10.50%	-0.02

Staff and Branches

	AS AT 30.06.2007	AS AT 31.12.2006	CHANGE
Employees[3]	135,880	137,197	-1,317
Employees (KFS Group consolidated proportionally)	126,664	127,731	-1,067
Branches[4]	7,486	7,357	+129

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	POSITIVE
Moody's Investors Service	P-1	Aa2	CREDIT WATCH NEG.
Standard & Poor's	A-1	A+	STABLE

1. Annualised data. Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedges).
2. Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and the cost of capital.
3. "Full time equivalent" data, calculated according to a new methodology which does not include unpaid leave. These figures include all Koç Financial Services Group employees, although this Group is consolidated proportionately.
4. These figures include all Koç Financial Services branches, although this Group is consolidated proportionately. The December 2006 figure has been restated pro-forma to ensure comparability with the subsequent quarterly figures (approximately 90 branches more).

Condensed Consolidated Income Statement

Consolidated Income Statement - First Half 2007

(€ million)

	FIRST HALF		CHANGE		
	2007	2006	€M	PERCENT	ADJUSTED[1]
Net interest	6,425	5,903	+522	+8.8%	+9.9%
Dividends and other income from equity investments	435	375	+60	+16.0%	+14.6%
Net interest income	**6,860**	**6,278**	**+582**	**+9.3%**	**+10.2%**
Net fees and commissions	4,609	4,242	+367	+8.7%	+10.0%
Net trading, hedging and fair value income	1,389	1,257	+132	+10.5%	+11.2%
Net other expenses/income	266	193	+73	+37.8%	+38.4%
Net non-interest income	**6,264**	**5,692**	**+572**	**+10.0%**	**+11.2%**
OPERATING INCOME	**13,124**	**11,970**	**+1,154**	**+9.6%**	**+10.7%**
Payroll costs	-3,861	-3,898	+37	-0.9%	+0.5%
Other administrative expenses	-2,291	-2,180	-111	+5.1%	+5.5%
Recovery of expenses	135	121	+14	+11.6%	+12.2%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-576	-609	+33	-5.4%	-4.3%
Operating costs	**-6,593**	**-6,566**	**-27**	**+0.4%**	**+1.5%**
OPERATING PROFIT	**6,531**	**5,404**	**+1,127**	**+20.9%**	**+21.8%**
Goodwill impairment	-1	-	-1	-	
Provisions for risks and charges	-114	-143	+29	-20.3%	
Integration costs	-35	-52	+17	-32.7%	
Net write-downs of loans and provisions for guarantees and commitments	-1,075	-1,016	-59	+5.8%	
Net income from investments	315	626	-311	-49.7%	
PROFIT BEFORE TAX	**5,621**	**4,819**	**+802**	**+16.6%**	
Income tax for the period	-1,629	-1,351	-278	+20.6%	
NET PROFIT	**3,992**	**3,468**	**+524**	**+15.1%**	
Profit (Loss) from non-current assets held for sale, after tax	-	39	-39	-100.0%	
PROFIT (LOSS) FOR THE PERIOD	**3,992**	**3,507**	**+485**	**+13.8%**	
Minorities	-385	-414	+29	-7.0%	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**3,607**	**3,093**	**+514**	**+16.6%**	

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income.

1. At constant FX and scope of consolidation.

Consolidated Income Statement - Second Quarter 2007

(€ million)

	Q2		CHANGE		
	2007	2006	€M	PERCENT	ADJUSTED[1]
Net interest	3,188	2,942	+246	+8.4%	+8.8%
Dividends and other income from equity investments	325	268	+57	+21.3%	+19.1%
Net interest income	**3,513**	**3,210**	**+303**	**+9.4%**	**+9.7%**
Net fees and commissions	2,334	2,109	+225	+10.7%	+11.5%
Net trading, hedging and fair value income	559	564	-5	-0.9%	-0.8%
Net other expenses/income	141	101	+40	+39.6%	+34.7%
Net non-interest income	**3,034**	**2,774**	**+260**	**+9.4%**	**+9.9%**
OPERATING INCOME	**6,547**	**5,984**	**+563**	**+9.4%**	**+9.8%**
Payroll costs	-1,817	-1,948	+131	-6.7%	-5.9%
Other administrative expenses	-1,171	-1,057	-114	+10.8%	+11.2%
Recovery of expenses	70	66	+4	+6.1%	+6.9%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-289	-303	+14	-4.6%	-4.4%
Operating costs	**-3,207**	**-3,242**	**+35**	**-1.1%**	**-0.4%**
OPERATING PROFIT	**3,340**	**2,742**	**+598**	**+21.8%**	**+21.6%**
Goodwill impairment	-1	-	-1	-	
Provisions for risks and charges	-70	-79	+9	-11.4%	
Integration costs	-19	-52	+33	-63.5%	
Net write-downs of loans and provisions for guarantees and commitments	-510	-501	-9	+1.8%	
Net income from investments	89	449	-360	-80.2%	
PROFIT BEFORE TAX	**2,829**	**2,559**	**+270**	**+10.6%**	
Income tax for the period	-808	-634	-174	+27.4%	
NET PROFIT	**2,021**	**1,925**	**+96**	**+5.0%**	
Profit (Loss) from non-current assets held for sale, after tax	-	16	-16	-100.0%	
PROFIT (LOSS) FOR THE PERIOD	**2,021**	**1,941**	**+80**	**+4.1%**	
Minorities	-194	-230	+36	-15.7%	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,827**	**1,711**	**+116**	**+6.8%**	

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income.

1. At constant FX and scope of consolidation.

Condensed Consolidated Income Statement - Quarterly Figures

Consolidated Income Statement

(€ million)

	2007		2006			
	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	3,188	3,237	3,250	3,002	2,942	2,961
Dividends and other income from equity investments	325	110	180	150	268	107
Net interest income	**3,513**	**3,347**	**3,430**	**3,152**	**3,210**	**3,068**
Net fees and commissions	2,334	2,275	2,155	1,951	2,109	2,133
Net trading, hedging and fair value income	559	830	234	431	564	693
Net other expenses/income	141	125	45	96	101	92
Net non-interest income	**3,034**	**3,230**	**2,434**	**2,478**	**2,774**	**2,918**
OPERATING INCOME	**6,547**	**6,577**	**5,864**	**5,630**	**5,984**	**5,986**
Payroll costs	-1,817	-2,044	-2,021	-1,926	-1,948	-1,950
Other administrative expenses	-1,171	-1,120	-1,156	-1,095	-1,057	-1,123
Recovery of expenses	70	65	100	64	66	55
Amortisation, depreciation and impairment losses on intangible and tangible assets	-289	-287	-369	-289	-303	-306
Operating costs	**-3,207**	**-3,386**	**-3,446**	**-3,246**	**-3,242**	**-3,324**
OPERATING PROFIT	**3,340**	**3,191**	**2,418**	**2,384**	**2,742**	**2,662**
Goodwill impairment	-1	-	-9	-	-	-
Provisions for risks and charges	-70	-44	-274	-56	-79	-64
Integration costs	-19	-16	-361	-52	-52	-
Net write-downs of loans and provisions for guarantees and commitments	-510	-565	-552	-665	-501	-515
Net income from investments	89	226	108	450	449	177
PROFIT BEFORE TAX	**2,829**	**2,792**	**1,330**	**2,061**	**2,559**	**2,260**
Income tax for the period	-808	-821	-345	-442	-634	-717
NET PROFIT	**2,021**	**1,971**	**985**	**1,619**	**1,925**	**1,543**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-	17	16	23
PROFIT (LOSS) FOR THE PERIOD	**2,021**	**1,971**	**985**	**1,636**	**1,941**	**1,566**
Minorities	-194	-191	-92	-174	-230	-184
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,827**	**1,780**	**893**	**1,462**	**1,711**	**1,382**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income.

Condensed Consolidated Balance Sheet

Consolidated Balance Sheet

(€ million)

	AMOUNTS AS AT			CHANGE	
	30.06.2007	31.03.2007	31.12.2006	AMOUNT	PERCENT
Assets					
Cash and cash balances	4,841	5,766	5,681	-840	-14.8%
Financial assets held for trading	206,389	196,472	191,593	+14,796	+7.7%
Loans and receivables with banks	100,171	93,618	83,715	+16,456	+19.7%
Loans and receivables with customers	454,132	448,896	441,320	+12,812	+2.9%
Financial investments	59,956	59,228	59,130	+826	+1.4%
Hedging instruments	2,907	2,702	3,238	-331	-10.2%
Property, plant and equipment	8,659	8,569	8,615	+44	+0.5%
Goodwill	9,996	9,936	9,908	+88	+0.9%
Other intangible assets	3,148	3,142	3,428	-280	-8.2%
Tax assets	7,751	7,947	7,746	+5	+0.1%
Non-current assets and disposal groups classified as held for sale	2,847	2,657	573	+2,274	n.s.
Other assets	7,890	7,527	8,337	-447	-5.4%
Total assets	**868,687**	**846,460**	**823,284**	**+45,403**	**+5.5%**
Liabilities and shareholders' equity					
Deposits from banks	159,085	147,504	145,683	+13,402	+9.2%
Deposits from customers and debt securities in issue	502,720	495,574	495,255	+7,465	+1.5%
Financial liabilities held for trading	124,685	118,297	103,980	+20,705	+19.9%
Financial liabilities designated at fair value	2,994	2,590	1,731	+1,263	+73.0%
Hedging instruments	2,215	2,942	3,708	-1,493	-40.3%
Provisions for risks and charges	6,676	6,848	6,871	-195	-2.8%
Tax liabilities	6,464	6,924	6,094	+370	+6.1%
Liabilities included in disposal groups classified as held for sale	2,447	2,884	97	+2,350	n.s.
Other liabilities	17,265	18,048	17,123	+142	+0.8%
Minorities	4,388	4,510	4,274	+114	+2.7%
Shareholders' equity	39,748	40,339	38,468	+1,280	+3.3%
- Capital and reserves	*34,303*	*36,422*	*30,855*	*+3,448*	*+11.2%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*1,838*	*2,137*	*2,165*	*-327*	*-15.1%*
- Net profit	*3,607*	*1,780*	*5,448*	*-1,841*	*-33.8%*
Total liabilities and shareholders' equity	**868,687**	**846,460**	**823,284**	**+45,403**	**+5.5%**

Explanatory Notes and Directors' Remarks

The External Scenario

Macroeconomic Background

In H1 2007 the world economy maintained a high rate of growth despite a further rebalancing of the main areas' respective rates. The European economy continued to show signs of robust growth with all indicators set fair: in Q1 GDP grew faster than forecast, despite a fall in private consumption in Germany following the VAT rate increase, while manufacturing continued to expand strongly. Business confidence was close to the highs seen in 2000, though consumer confidence is more volatile despite the labour market's favourable trend.

By contrast the US recorded much slower GDP growth in Q1 2007 - an annualised 0.7% q/q - the lowest since 2001, mainly due to a contraction in construction investment. Worries about this sector and the possible knock-on effects on the financial markets given widespread holdings of subprime mortgage-based instruments affected the dollar exchange rate - particularly in recent days and together with the growth figure - especially vs. the euro, which exceeded $1.38, the highest rate ever.

Despite strong recovery in manufacturing after several months' hesitancy - which incidentally suggests faster growth in Q2 2007 - consumption is still rather weak and its contribution to growth, in the US as in the rest of the world, is shrinking and may continue to do so over the coming months.
In Europe by contrast growth was strong; in Q1 2007 GDP grew by 0.7% q/q and by 3.1% y/y - only a little less than the 0.9% q/q and 3.3% y/y recorded in Q4 2006. In Germany GDP growth was 0.5% q/q and 3.6% y/y, in Italy it was 0.3% q/q and 2.3% y/y and Austria 0.9% q/q and 3% y/y. Monthly data indicate a continuing favourable trend in Q2 2007: industrial production faltered in April but accelerated again in May growing by 0.9% m/m and 2.5% y/y. In Germany it grew by 5.1% y/y in May, in Italy by 0.9% and in Austria by 6.9% (April figures). Unemployment continued to fall in the early months of 2007: in May 2007 it was 7.0% as against 7.4% at the beginning of the year.

Despite the persistence of high growth rates and the oil price reaching new heights - it was already over $75 a barrel at the beginning of July - there are still no clear signs of inflationary pressure; European inflation stayed under 2% in June as well - at 1.9% y/y - despite a little jump in German inflation following the VAT increase. The European Central Bank was worried by fast growth in money supply (M3 and lending to the private sector are still growing fast), and raised its rate again to 4.25% at the beginning of June. The markets anticipate a further rise to 4.50% around the year-end. Long-term yields grew through H1 2007 in line with the continuing favourable trend in the European economy and reduced expectations of a US rate cut, until there was a sudden flare-up at the beginning of June which took the ten-year benchmark over 4.75% - as against 4.0% at the beginning of 2007 - only to retreat by 30 bps or so and go back below 4.50%.

The countries of central and eastern Europe - after growing particularly strongly in 2006 at an average rate of 6.5% y/y - continued to expand very rapidly in the early months of 2007, only slightly more slowly than in 2006. Investment and private consumption were still the main drivers of economic growth everywhere. Exports also grew in many countries of the region. In Hungary, however, growth was affected by the Government's fiscally restrictive Convergence Programme.

Exchange rates tended to move in the direction of greater strength, despite certain CEE currencies' volatility due to the carry trade. International investors' favourable sentiment towards the region's currencies improved however, especially from the second half of March 2007, not least due to the upward adjustment of the Slovak koruna against the euro within SME 2.

Strong economic growth brought about a gradual emergence of inflation, which induced the region's central banks to adopt more restrictive monetary policies. In particular the Polish and Czech central banks raised their interest rates by 50 and 25 bps in Q2 2007 in order to counter a gradual rise in prices. Inflationary pressures were however especially evident in the Baltic countries and in the Balkans, where restrictive policies took the form of administrative measures and limits on the growth of credit. By contrast, their currencies' strength induced both the Slovak and Romanian central banks to cut their interest rates by 50 and 175 bps respectively in H1 2007.

Banking and Financial Markets Scenario

In Italy - as in the rest of the eurozone - lending volumes grew more slowly in H1 2007, due mainly to a reduction in demand from households and to a lesser extent corporate borrowers. The same trend was seen in Austria and Germany, though with different rates of growth. Italian lending grew by 10.1% y/y to 30 June 2007 having increased by 10.9% at 31 December 2006. Austrian lending grew by 3.9% vs. 5.5% y/y at 31 December 2006. In Germany total lending fell by 1% y/y at 31 May as against a contraction of 0.1% at 31 December 2006. Corporates appear to be the main drivers of demand for credit in these three countries, their borrowing growing much faster than households': in Italy corporate borrowing grew by 11.8% y/y at 31 May (12.4% at 31 December 2006), in Austria by 6.5% (6.4% y/y at 31 December 2006) and in Germany by 3.2% (according to ECB figures). Households' demand for credit clearly slowed, mainly residential mortgages under the effect of higher interest rates and the first signs of a weakening in the property market. Only in Austria did residential mortgages grow faster than in the preceding months.

Slower growth was also seen in funding volume, mainly deposits. In Austria and Germany time deposits with terms of up to two years however grew faster given interest rates that are close to market rates - as compared to current account deposits bearing low interest. In Italy total deposits grew by 3.2% y/y at 30 April (the latest Banca d'Italia figure available) as against 5.2% at 31 December 2006 and banks' bonds in issue grew by 12.4% vs. 11.4% at 31 December 2006. In Germany deposits grew by 4.8% y/y vs. 5.2% at 31 December 2006. In Austria there was a further small acceleration, with growth of 5.7% at 31 May vs. 4.7% at 31 December 2006.

Banks' interest rates continued to rise - on both loans and deposits - in all three markets, though the spread between lending and deposit rates increased more appreciably in Italy and Austria. In Germany lending rates rise with difficulty given the dominance of fixed-rate mortgages.

In Q2 2007 the financial markets more than made up for the losses sustained around the end of March due to the crisis in Asian markets. Only in June was there a slight retreat after the solid gains achieved in April and May.

The Italian stock exchange performed least strongly overall. In H1 2007 Morgan Stanley's Capital Index Europe grew by 8.2% over 31 December 2006. Austria's stock exchange index ATX advanced by 9.1% and the Italian index S&P Mib by 1.3%. Germany's DAX 30 performed best of all with an H1 rise of 21.4%. The mutual fund market generally benefited from equities' strong performance, except for the Italian industry which continues to suffer from heavy outflows. Italian funds' stock was still practically unchanged from end-2006 levels - with a 0.2% increase - at 30 June 2007, whereas H1 2007 saw growth of 3.2% in Austria and 8.2% in Germany (latest figure: May 2007). H1 2007 net inflows were negative by €20.3 billion in Italy; positive by €2.7 billion in Austria and positive by €24.5 billion in Germany (January-May 2007, not including institutional funds).

Explanatory Notes and Directors' Remarks

Main Results and Performance for the Period

In **Q2 2007** the Group further improved the excellent results achieved in Q1 2007 thereby exceeding the goals set at the beginning of the year and confirming that it is more than achieving its key objective of creating value for stakeholders. **Operating profit** of €3.3 billion in Q2 2007 was significantly higher than in Q2 2006 (up by 22% and 4.7% over Q1 2007), and half-yearly performance confirmed the strong growth of the Group, which at 30 June 2007 reported a 21% increase in operating profit over H1 2006.

Consolidated net profit for Q2 2007 totalled €1,827 million, an increase of 6.8% (8.5% at constant exchange rates and on a like-for-like basis) over Q2 2006. On a half-yearly basis, the increase was 16.6%, **ROE** rose to 19.8% from 19% in H1 2006, and **EVA** totalled €2,073 million, an increase of €715 million over the first six months of the previous year (€1,358 million, up by 53%).

Q2 **operating profit** was €3.3 billion benefiting from **revenue** growth (up by 9.4% y/y) with a proper balance between the various income items, as shown by significant increases in **net interest income** (up by 9.4%) as well as commission income (up by 10.7%). The most significant contributions in this area came from Markets & Investment Banking (up by 39.9%), Central Eastern Europe (up by 19.9%) and Poland's Markets (up by 17.1%). However, there was a modest, but significant, reduction in costs of 1.1% or 0.4% at constant exchange rates and perimeter. On a **half-yearly basis**, these movements were reflected in strong **revenue** growth (up by 10%) and modest cost growth (up by 0.4% or 1.5% at constant exchange rates and on a like-for-like basis).

Net interest was €3.188 million an increase of 8.4% y/y (8.8% at constant exchange rates and on a like-for-like basis) mainly due to business volume growth and market interest rate increases, which

Summary results (€ billion)



1H 06
1H 07
5.4
6.5
3.1
3.6
1.4
2.1
Operating Income
Net Profit
EVA

Breakdown of operating income (€ billion)



Net interest
Net Fees and Commissions
Net Trading income
Other revenues
5.9
4.2
0.6
6.4
4.6
0.7
1H 06
1H 07

Lending and deposits (€ billion)



30.06.06
31.12.06
30.06.07
430
441
454
275
288
303
233
246
256
Customer loans
Customer Deposits
Assets under Management

brought a higher return on own funds invested. Loan and deposit rates increased less than market rates, which had a positive effect on the deposit rate spread and a negative effect on the loan rate spread. On a half-yearly basis there was an increase of 8.8% (+9.9% at constant exchange rates and on a like-for-like basis) with the largest contributions to growth coming from the MIB and CEE divisions.

Loans to customers rose 1.2% in the quarter to €454 billion at 30 June 2007. The main participants in this growth were the CEE and Poland's Markets divisions, and to a lesser extent, the Corporate and Retail divisions. The increase amounted to 2.9% for the half year, and 5.6% over the last 12 months.

The Group consolidated its growth in the areas of consumer credit (up by 23.81% y/y, and by 2.28% year to date) and leasing (up by 10.69% y/y and by 14.26% year to date).

Customer deposits excluding securities in issue stood at €303 billion, confirming the growth trend with an increase of 3% for the quarter due to significant contributions from the Retail and Corporate divisions. The increase amounted to 5.3% year to date, and was over 10% compared to 30 June 2006.

Net commissions and fees totalled €2.3 billion for Q2 2007 with a solid gain over Q1 2007 (up by 2.6%) and a sharp increase over Q2 2006 of 10.7% due to the significant contribution made by all divisions, and in particular the MIB division (up by 35.2%) and the Poland 's Markets and CEE divisions (up by 23%). The breakdown by type of commission shows that commissions on segregated accounts (up by 36%) and mutual funds (up by 19%) were the best performers. H1 2007 saw an increase of 8.7% (or 10% at constant exchange rates and on a like-for-like basis) over H1 2006 due to contributions from CEE and MIB. In this case, major results were achieved in the areas of segregated accounts (up by 42%) and the placement of insurance products (up by 19%).

In Q2 2007, total commissions from assets under management rose by 16% y/y benefiting from the growth trend in assets, which are the source of recurring fees, and from a good recovery in the area of up-front and performance fees which had posted declines in Q1 2007. The increase was 9.5% for the first six months of the year. As at 30 June 2007, the volume of assets managed by the Group's asset management companies totalled €256 billion, a 9.8%), increase over the last 12 months, while net inflows totalled €1.1 billion (€3.6 billion year to date) thanks to the contributions of all markets where the Group operates.

Net trading, hedging and fair value income reached €559 million (down by approximately 1% y/y), due to fair value measurement of our option on Generali stock, which had a negative impact of €40 million as opposed to a positive impact of €42 million in June 2006. Net of that effect, growth would have been 14.7%, due essentially to the MIB division's strong market activities. For the half-year, growth was 10.5% (up by 4.6% adjusted for the impact of the Generali option). The MIB division again made the main contribution.

Operating costs were down from Q2 2006 (by 1.1% or 0.4% at constant exchange rates and on a like-for-like basis) due to a 6.7% reduction in payroll resulting from benefits flowing from application of the new Italian regulation on TFR or employee severance pay, and the release of provisions for pension liabilities in Austria. Excluding these effects, operating costs rose by 7.7% with a 6.9% increase in **payroll costs** due primarily to the performance bonuses (mainly in the MIB and Asset Management divisions). **Other administrative costs** rose sharply (by about 11%) due to the rapid and marked expansion of the branch network in the CEE Division (especially in Russia) and the outsourcing of certain back office services. Excluding the referenced extraordinary effects, H1 2007 operating costs rose by 4.4% over H1 2006 with a 5.8% rise in payroll costs and a 5.1% increase in other administrative costs which was partially offset by a 4.6% reduction in amortisation and depreciation, mainly in relation to IT assets and properties in Germany and Austria.

Net Fees and Commissions (€ million)

	H1		CHANGE	
	2007	**2006**	**AMOUNT**	**PERCENT**
Asset management, custody and administration:	2,317	2,184	+133	+6.1%
segregated accounts	*173*	*122*	*+51*	*+41.8%*
management of collective investment funds	*1,208*	*1,162*	*+46*	*+4.0%*
insurance products	*330*	*278*	*+52*	*+18.7%*
securities dealing, placement and other services	*606*	*622*	*-16*	*-2.6%*
Current accounts, loans and guarantees	948	919	+29	+3.2%
Collection and payment services	761	659	+102	+15.5%
Forex dealing	310	286	+24	+8.4%
Other services	273	194	+79	+40.7%
Total net fees and commissions	**4,609**	**4,242**	**+367**	**+8.7%**

Main Results and Performance for the Period *(cont.)*

FTE (full-time equivalent) **staff numbers** were 135,880 **at 30 June 2007**[1], or 1,317 fewer than at the end of 2006.

This change was due to the following factors:

- Rightsizing in Corporate Centres, in GBS, in CEE countries (excluding Russia and Turkey) and in the retail business (for a total of 1,535 employees);
- Outsourcing operations and companies leaving the Group (a reduction of 1,585);
- Inclusion of new companies in the scope of consolidation (increase of 350);
- Growth initiatives, mainly in Russia and Turkey (increase of 783) and the Italian Retail division (increase of 188), due to the expansion of the branch network, and growth in the Corporate division (increase of 396) due to the centralisation of leasing and Global Financial Services.

Overall, the cost/income ratio improved by about 5 percentage points during Q2 2007 dropping from 54.2% to 49%, and from 54.9% to 50.2% for the half year, once again demonstrating the Group's harmonious and effective expansion.

These excellent operating results were matched by favourable performance in the area of credit risk. Net **writedowns of loans and provisions for guarantees** declined during the quarter from the previous period (down by 6.6% excluding the impact of the Purchase Price Allocation, up by 1.8% if included) mainly due to significant reductions in the Retail divisions in Italy and Germany and in CEE.
The **cost of risk** (calculated as the ratio of net writedowns of loans and provisions for guarantees to average RWA for credit risk) stood at 0.53% for the half year, a reduction of 3 bp from 2006 due to the positive contribution of all geographical areas as confirmation of organic and balanced growth.

Credit asset quality figures as at 30 June 2007 showed that in comparison to the situation at the end of 2006, and in line with trends seen Q1 2007, there was a significant reduction in impaired loans recorded in the accounts in terms of both absolute value, which dropped from €14.3 billion in December to the current level of €12.3 billion, and as a percentage of total loans (which declined from 3.23% to 2.72%), especially due to the sharp reduction in restructured loans. The most noteworthy improvements came from Germany and Poland.

Another significant indicator was the trend in coverage ratios which rose from 48.9% in December to the current level of 53.2% of total impaired loans (up by 4.3%) and from 61.5% to 63.6% of non-performing loans (up by over 2%) confirming the effectiveness of risk-containment and increased coverage policies adopted by the Group, especially outside the Italian market.

Profit before tax totalled €2.8 billion for Q2 2007, and rose sharply (by 10.6%) over Q2 2006 despite the lower contribution of investment income (€89 million compared to €449 million), which in Q2 2007 reflected the only significant capital gain in the form of the sale of HVB's stake in Munich Re. H1 2007 profit before tax totalled €5.6 billion (up by 16.6%).

Net profit attributable to the Group in H1 2007 stood at €3,607 million, an increase of 16.6% over H1 2006.

The Core Tier 1 Ratio rose to 6.09% (from 5.82% as at 31 December 2006) and the Total Capital Ratio remained largely unchanged (10.48% compared to 10.50% at the beginning of the year).

Impaired Loans to Customers (by type) (€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS
As at 30.06.2007						
Face value	17,995	4,513	**22,508**	2,941	915	**26,364**
as a percentage of total loans	*3.83%*	*0.96%*	**4.79%**	*0.63%*	*0.19%*	**5.61%**
Writedowns	11,446	1,354	**12,800**	1,087	135	**14,022**
as a percentage of face value	*63.6%*	*30.0%*	**56.9%**	*37.0%*	*14.8%*	**53.2%**
Carrying value	6,549	3,159	**9,708**	1,854	780	**12,342**
as a percentage of total loans	*1.44%*	*0.70%*	**2.14%**	*0.41%*	*0.17%*	**2.72%**
As at 31.12.2006						
Face value	17,698	4,847	**22,545**	4,394	1,016	**27,955**
as a percentage of total loans	*3.87%*	*1.06%*	***4.93%***	*0.96%*	*0.22%*	***6.12%***
Writedowns	10,886	1,259	**12,145**	1,388	146	**13,679**
as a percentage of face value	*61.5%*	*26.0%*	***53.9%***	*31.6%*	*14.4%*	***48.9%***
Carrying value	6,812	3,588	**10,400**	3,006	870	**14,276**
as a percentage of total loans	*1.54%*	*0.81%*	***2.36%***	*0.68%*	*0.20%*	***3.23%***

1. These figures include all Koç Financial Services Group employees, although this Group is consolidated proportionately. The data are stated adopting a different methodology than that published in the 2006 Annual Report, not including unpaid leaves.

Contribution of Divisions to Group Results

The Divisional results for H1 2007 bear out the fact that the Group's business portfolio is well balanced.

Almost all Divisions posted double-digit annual increases both in terms of the operating profit and profit before tax.

Marked improvements were achieved, in short, by all business areas in terms of cost/income ratios and creation of value.

Key Figures

(€ million)

	RETAIL	CORPORATE	PRIVATE BANKING & ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Operating Income								
H1 2007	4,094	2,530	1,273	2,216	1,172	1,577	262	13,124
Change over H1 2006	*4.3%*	*6.1%*	*7.0%*	*26.5%*	*13.1%*	*17.6%*	*-23.4%*	*9.6%*
Operating costs								
H1 2007	-2,570	-798	-648	-848	-535	-790	-404	-6,593
Change over H1 2006	*-3.3%*	*0.5%*	*0.0%*	*9.8%*	*3.3%*	*10.3%*	*-12.0%*	*0.4%*
Operating profit								
H1 2007	1,524	1,732	625	1,368	637	787	-142	6,531
Change over H1 2006	*20.5%*	*8.9%*	*15.3%*	*39.6%*	*23.0%*	*25.9%*	*n.s.*	*20.9%*
Profit before tax								
H1 2007	1,140	1,365	621	1,591	626	685	-407	5,621
Change over H1 2006	*38.0%*	*7.2%*	*16.3%*	*52.7%*	*32.3%*	*34.8%*	*n.s.*	*16.6%*
EVA								
H1 2007	423	425	378	721	215	313	-402	2,073
Change over H1 2006	*+204*	*+101*	*+82*	*+266*	*+61*	*+129*	*-129*	*+715*
Cost/income ratio								
H1 2007	62.8%	31.5%	50.9%	38.3%	45.6%	50.1%	154.2%	50.2%
Change over H1 2006	*-50 bp*	*-17 bp*	*-36 bp*	*-58 bp*	*-44 bp*	*-33 bp*	*n.s.*	*-46 bp*
Employees[1]								
as at 30 June 2007	35,295	9,131	5,715	3,203	25,526	37,158	19,852	135,880
Change over 31 December 2006	*+461*	*+433*	*+87*	*-15*	*-120*	*-407*	*-1,756*	*-1,317*

1. Full time equivalent. These figures include all Koç Financial Services Group employees, although this Group is consolidated proportionately.

Explanatory Notes and Directors' Remarks

Retail

UniCredit Retail Division provides personal loans for the mass-market and affluent individuals, together with commercial loans for small businesses in Italy, Germany and Austria. The Division pools and leverages all the retail banking know-how available within the Group and places it at the disposal of all our customers, regardless of their location. This strategy promotes high levels of sustained growth in the European market, which over the last years has seen substantial changes in terms of increasing competition and monetary and fiscal policies.

Financial Performance

In Q2 2007 Retail Division **profit before tax** was €609 million, representing an increase of €207 million over Q2 2006 (or 51% y/y). Total profitability in H1 2007 was €1,140 million (+38% y/y), with different sales levels in each country. Italy, accounting for 62% of total operating income, generated 75% of the Division's operating profit, while the ongoing restructuring process launched in Germany and Austria in 2006 started to generate substantial benefits, notably in terms of cost reduction.

Income growth was driven by the increase in net interest income thanks to improved volumes and higher interest rates (one-month Euribor rose 124 bp over both Q2 2006 and H1 2006). In addition, thanks to cost cutting initiatives costs decreased in all three countries. The overall reduction in Q2 2007 was 4.9% and 3.3% in H1 2007.

Operating income grew 4% y/y in Q2 2007 to €2,049 million, mainly driven by higher net interest income (up by 7% y/y to €1,255 million), while net fees and commissions grew by 2%. The main contribution came from recurring fees, while the increase in up-front fees was less impressive. This positive trend also impacted on H1 2007 results: operating income grew by 4% y/y thanks to a 7%

Income Statement (€ million)

	2007		2006	% CHANGE	H1		%
RETAIL DIVISION	Q2	Q1	Q2	ON Q2 '06	2007	2006	CHANGE
Operating income	2,049	2,045	1,966	+4.2%	4,094	3,924	+4.3%
Operating costs	-1,269	-1,301	-1,334	-4.9%	-2,570	-2,659	-3.3%
Operating profit	780	744	632	+23.4%	1,524	1,265	+20.5%
Net write-downs on loans	-162	-220	-218	-25.7%	-382	-412	-7.3%
Profit before tax	609	531	402	+51.5%	1,140	826	+38.0%

Balance Sheet (€ million)

	AMOUNTS AS AT			CHANGE ON DEC '06	
RETAIL DIVISION	30.06.07	31.03.07	31.12.06	AMOUNT	%
Loans to customers	141,028	139,042	138,838	2,190	+1.6%
Customer deposits (incl. Securities in issue)	152,026	143,961	146,181	5,845	+4.0%
Total RWA	90,515	90,738	90,026	489	+0.5%
RWA for Credit Risk	89,223	89,359	88,611	612	+0.7%

Key Ratios and Indicators

	H1		CHANGE	
RETAIL DIVISION	2007	2006	AMOUNT	%
EVA (€ million)	423	220	203	+92.7%
Absorbed Capital (€ million)	5,324	5,238	86	+1.7%
RARORAC	15.90%	8.39%	751bp	
Operating Income/RWA (avg)	9.05%	8.65%	40bp	
Cost/Income	62.8%	67.8%	-499bp	
Cost of Risk	0.86%	0.92%	-6bp	

Staff Numbers

	AS AT			CHANGE ON DEC '06	
RETAIL DIVISION	30.06.07	31.03.07	31.12.06	AMOUNT	%
Full Time Equivalent	35,295	34,830	34,834	461	+1.3%

increase in net interest income. Italy was the main contributor (up by 13% y/y). In addition, net commission grew by 1% thanks to better sales in both Germany and Austria (up by 5% y/y and 7% y/y respectively).

UniCredit Banca continued to pursue its successful initiatives to increase its customer base in Italy and its total financial assets. Thanks to "Trasloco Facile", an initiative launched in Q1 2007, which offers new customers free account transfer services by covering the bank account closure charges with their existing bank, a total of over €800 million new financial assets were acquired in H1 2007, of which over €500 million in Q2 2007.

During the first six months of the year 35,000 new "Genius Ricaricabile" accounts were opened, (the first top-up current account offering free banking services to customers meeting specified requirements), of which 25,000 in Q2 2007. New current accounts continued to grow (over 95,400 new accounts year to date) as well as new client acquisitions (79,000 at end June, of which 43,000 from the beginning of April).

In other key Retail businesses, the cooperation between UniCredit Banca and **Banca per la Casa**, UniCredit's mortgage arm, generated €2.8 billion new business in Q2 2007, slightly down on Q2 2006. The Italian Retail Division attained a new loan market share of over 17%, improving its performance by 35 bp compared to the market average (source: Banca d'Italia). Looking at sales channels, in Q2 2007 branches contributed new business of €1.2 billion (up by 40% y/y), and partnerships €1.6 billion. In order to improve its competitive edge, at the end of May the Retail Division launched its Premium mortgage range (Mutuo Premium), which offers a loyalty bonus allowing clients to benefit from spread reductions over time provided that repayments are kept up and are on time. This is the first loyalty mortgage product launched in the Italian market.

Thanks to synergies with **Clarima**, the UniCredit arm specialising in consumer credit, new loans issued by the Italian Retail Division exceeded a market share of 6% at the end of June 2007 (source: Assofin). Q2 2007 new business (from personal loans, POS financing loans, credit cards and salary-guaranteed loans) reached €1 billion, up by 18% y/y, representing double-digit growth for both captive (of 19%) and non-captive channels (16%). The penetration of personal loan insurance products in Italy remained stable at 90%. At product level, in Q2 2007 new personal loans (including POS financing) totalled €544 million (up by 12% y/y); credit card spending reached €445 million (up by 22% y/y) with over 1.5 million new cards issued (up by 22% y/y), of which almost 1 million revolving (up by 18% y/y). In June two new products were launched adding to our high leverage personal loan lines, accounting for 5% of total sales in the first month only. These are a general purpose "Top Loan" and a "First Loan" for our Personal Banking customers. In line with our drive to better diversify our distribution model, we opened new "Clarima Corners" within selected UniCredit Banca branches, offering loans and mortgages. These 146 Branches with Clarima Corners from Q2 2007 showed a 37% increase in sales y/y. Spread over the total number of branches (226, of which 18 "specialist branches" and 208 "general branches") with Corners open from the beginning of the year, the increase was 29%.

In Germany, **HVB** deposits showed healthy growth thanks to the continuing success of our Willkommenskonto, winning another 10,000 new customers in Q2 2007. Total sales were €840 million, mainly from investment products of which €500 million from "Favorite certifikate" sales and €175 million from "HVB Relax Express Continental Star certifikate" sales. In the consumer credit segment, Clarima Germany launched new credit cards for HVB customers, amongst which the new HVB Flexicard which has already proved very popular with the public.

In order to gain market share within the 2 million Turkish population living in Germany, HVB launched a new partnership with Yapi Kredi, our Turkish bank created by the merger between Yapı Kredi Bankası and Koçbank. This cooperation led to an offering of products and services tailored to the needs of our Turkish customers, which are currently available in Munich, Stuttgart, Cologne and, starting from H2 2007, will also be available in other German cities.

In Austria, our Q2 2007 initiatives mainly focussed on investment products. In May **BA-CA** launched OsteuropaGarantie, a capital-protected mixed fund investing in Eastern European markets with €360 million AuM, representing a sizeable market share for Austria. A further top-selling product was SprinterGuarantee, a capital-protected bond linked to a basket of 20 international shares, with €130 million AuM. In addition, in March we launched a new investment fund called FokusInvest offering three different subfunds according to the customer's risk profile. At the end of June FokusInvest AuM grew to €160 million, boosting the increase in the sale of investment products to €380 million (+25% y/y).

Retail *(cont.)*

Q2 2007 **operating costs** were €1,269 million, down 5% y/y thanks to substantially lower payroll costs (9% y/y), made possible by the severance pay fund reform recently enacted by the Italian Parliament. Net of this impact, representing approximately €68 million, payroll costs would have shown a slight increase (+1.1% y/y). At the end of June 2007 Retail Division costs were 3% lower compared to H1 2006. The decrease was 1% in Italy and Germany and 13% in Austria thanks to the excellent outcome of its cost management programme which allowed it to cut payroll costs by 11% and other administrative costs by 15%.

At 30 June 2007 the **number of full-time equivalent** (FTE) staff in service was 461 higher than in December 2006 due to the impact of organic growth plans in Italy (over 350 FTE including UniCredit Banca new portfolio managers and temporary staff recruitments and Clarima Germany branch staff), plus approximately another 210 FTE due to the transfer of risk department staff from the Corporate Centre to the German Retail Division.

The Q1 2007 **cost/income ratio** decreased to 62.8% (i.e., by 499 bp y/y), as a combined result of higher revenues and improved cost efficiencies. The cost/income ratio was substantially lower (by over 330 bp) also net of the impact of the severance pay fund reform on payroll costs.

Due to the above impacts, Q2 2007 **operating profit** was €780 million (up by 23% y/y), while H1 2007 operating profit was €1,524 million (+20% y/y).
Net **writedowns** of loans in Q2 2007 decreased by 26% compared to Q2 2006 totalling €162 million. Specifically, net writedowns decreased by 19% in Italy (thanks to better Consumer Finance asset quality) and in Germany (due to the spin-off of the "Special Loan Portfolio" in 2006). Overall writedowns at the end of June 2007 were 7% lower following robust improvements in Italy and stable conditions in Germany and Austria, benefiting the **cost of risk**, which stabilised at 0.86% (-6 bp y/y).

Retail Division **customer loans** were €141 billion (+2% compared to December 2006), while **customer deposits,** including securities in issue, grew by 4% compared to year-end 2006 to €152 billion.

The Retail Division's **EVA** at 30 June 2007 was €423 million (up by 93% y/y) with a 15.9% **RARORAC** (up by 751 bp y/y) thanks to increased RWA productivity (operating income/average RWA was 40 bp higher than H1 2006) and RWA substantially stable in view of the capital enhancement transactions executed during the period (RMBS4 at UniCredit Banca, securitisation of residential mortgage loans with a €3.9 billion nominal value).

These buoyant financial performances were partly attributable to the ongoing focus on customer loyalty. In Q2 2007 customer satisfaction levels (measured by our "TRI*M index")[1] were positive in all three countries, but especially in Italy, where the TRI*M index showed a substantial increase compared to Q1 2007 in the Affluent Customer segment from 57 to 61 (up 7 points over December 2006), and Small Business segment from 59 to 62 (up 7 points over December 2006).

1. The **TRI*M Index** measures customer retention based on the weighed average of scores given to the Company by respondents on 4 main retention indicators, 2 of which relate to satisfaction levels (overall satisfaction and likelihood to recommend) and 2 to loyalty (likelihood to repurchase and competitive advantage).

Breakdown of lines and divisional strategies by business/region

Looking at H1 2007 total customer financial assets, we see that indirect deposits (assets under management and assets under administration) accounted for 72% of financial assets in Italy, while the client portfolio mix in Germany and Austria is only now starting to change (44% Direct Deposits, 27% AuM and 29% of AuA in Germany and 62% Direct Deposits, 24% AuM and 14% AuA in Austria, respectively), as customers in these two countries generally have a higher savings rate. The increase in customers' financial assets net of market impacts in Italy was €3.7 billion, up by 2.4% year-to-date.

The mix of loans to customers was different from country to country. In all three countries residential mortgages accounted for the highest percentage: 65% in Italy, 58% in Germany and 44% in Austria. Short-term loans to small businesses were higher in Italy, where they accounted for 51% of commercial loans, while in Austria they accounted for 22% and in Germany for only 6%.

Customer Total Financial Assets (€ billion) June 2007


161.2
Direct deposits
45.3
AUM
62.1
AUC
53.7
57.8
25.2
15.6
17.0
51.6
31.9
12.7
7.0
Italy
Germany
Austria
Share of total
59.6%
21.4%
19.0%

Total loans to customers (€ billion) June 2007


74.3
Other
SB M/L term
2.5
SB short term
9.5
Consumer credit
4.7
44.8
2.1
14.8
0.9
20.0
1.1
Households mortgages
48.4
25.9
1.6
5.5
3.2
8.8
0.9
Italy
Germany
Austria
Share of total
53.4%
32.2%
14.4%

Corporate

Corporate banking market services and solutions to small, medium and large business enterprises

The Group's Corporate Division serves mainly clients with an annual turnover higher than €3 million providing a range of dedicated products and services. Transfer of best practices developed in each country is one of the main strategies of the Corporate Division in order to become the preferred partner for corporates, and to better meet its customer base requirements. Within the frame of this strategy, during the last quarter, UniCredit Group combined its national leasing companies in Germany, Italy and Austria along with the companies within the CEE Division (Central and Eastern Europe) under a leasing sub-holding company (UniCredit Global Leasing S.p.A.). which will operate within the Corporate Division. Following the establishment of the Global Financial Services line, the leasing sub-holding company is the second global business segment to be set up within the Corporate Division, and is among the leading leasing companies in Europe by volume of new business.

Commercial and Financial Performance

The Corporate Division closed Q2 2007 with a strong improvement both in terms of increasing revenues and control of costs thus showing better than expected results in all operating and financial metrics.

Income Statement (€ million)

	2007				H1		
CORPORATE DIVISION	Q2	Q1	2006 Q2	%CHANGE ON Q2 '06	2007	2006	% CHANGE
Operating income	1,289	1,241	1,198	+7.6%	2,530	2,385	+6.1%
Operating costs	-399	-399	-402	-0.7%	-798	-794	+0.5%
Operating profit	890	842	796	+11.8%	1,732	1,591	+8.9%
Net write-downs on loans	-193	-177	-164	+17.7%	-370	-336	+10.1%
Profit before tax	685	680	635	+7.9%	1,365	1,273	+7.2%

Balance Sheet (€ million)

	AMOUNTS AS AT			CHANGE ON DEC '06	
CORPORATE DIVISION	30.06.07	31.03.07	31.12.06	AMOUNT	%
Total Loans	195,886	189,127	185,910	9,976	+5.4%
o.w. with customers	*182,903*	*178,555*	*175,235*	*7,668*	*+4.4%*
Customer deposits (incl. Securities in issue)	87,454	83,424	83,620	3,834	+4.6%
Total RWA	163,408	159,578	156,712	6,696	+4.3%
RWA for Credit Risk	159,215	154,909	152,050	7,165	+4.7%

Key Ratios and Indicators

	H1		CHANGE	
CORPORATE DIVISION	2007	2006	AMOUNT	%
EVA (€ million)	425	323	102	+31.4%
Absorbed Capital (€ million)	10,073	9,747	326	+3.3%
RARORAC	8.43%	6.63%	180bp	
Operating Income/RWA (avg)	3.17%	3.03%	14bp	
Cost/income	31.5%	33.3%	-175bp	
Cost of Risk	0.48%	0.44%	4bp	

Breakdown of loans by country and deposits (€ million)

	LOANS TO CUSTOMERS			DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		
CORPORATE DIVISION	30.06.07	31.12.06	% CHANGE	30.06.07	31.12.06	% CHANGE
Italy	83,764	78,627	+6.5%	33,503	34,449	-2.7%
Germany	55,022	55,511	-0.9%	32,922	29,499	+11.6%
Austria	44,117	41,097	+7.3%	21,029	19,672	+6.9%
Total	**182,903**	**175,235**	**+4.4%**	**87,454**	**83,620**	**+4.6%**

Staff Numbers

	AS AT			CHANGE ON DEC '06	
CORPORATE DIVISION	30.06.07	31.03.07	31.12.06	AMOUNT	%
Full Time Equivalent	9,131	8,941	8,698	433	+5.0%

Given the good trend of **Net Interest Margin** (up by 6.9% y/y) and the positive performance of **Net non interest income** (up by 9.1% y/y), **total revenues** grew by 7.6% y/y to €1,289 million (up by €91 million y/y). In spite of fierce competition in the various domestic markets, the increase in interest margin was driven by strong growth of loans and deposits volumes from customers (including debt securities in issue) and by the positive trend of leasing subsidiaries. The good performance of **Net non-interest Income** was mainly due to an increase in derivatives and securities services in Germany (up by 10.2%), to leasing and to corporate finance in UBI. The growth of fee-based revenues was partially offset by a fall in trading profits in Italy.

Operating costs decreased by 0.7% (down by €3 million y/y). In spite of the effects of the expansion strategy, payroll costs decreased by €9 million (down by 4,9% y/y) also thanks to a June 2007 one-off gain due to Italian TFR reform. The effective control of other administrative expenses at division level was offset by movements in the value of intangible and tangible fixed assets reflected in higher write-downs on investments (mainly arising from the growth in operating leases), and thus Other operating costs increased by 2.7% y/y (up by €6 million).

Net write-downs of loans and provisions increased by €29 million to € 193 million (17.7% y/y) in comparison to a very low Q2 2006.

Given the above mentioned trends **Profit from ordinary activities** rose to €685 million (or 7.9% and by €50 million y/y).

Top Management's strong commitment to value creation was confirmed by the increase in **EVA** (up by 31.4% H1 2007 vs H1 2006) as well as in **RARORAC** (up by 180bps H1 2007/H1 2006) which are due to the very good performance of Non Interest Income, to the growth of deposits in all areas and also to the action taken to optimise **capital absorption** (up by 3.3% H1 2007 vs H1 2006) and for reducing non profitable business in different customer segments.

The further improvement in **Operating Income/RWA ratio** (up by 14bps H107/H106) was sustained by control of RWA growth (up by 4.2% vs Dec'06) and by focus on fee-based revenue. Given the strong performance of total revenue during the first half 2007 (up by 6.1% 1H 2007/1H 2006) and thanks to cost control (up by 0.5% H1 2007/ H1 2006), the cost-income ratio decreased by about 175bps and reached levels of excellence at 31.5%.

The growth of the Division was further supported by growth in total volumes of **loans to customers** (up by 4.4% over December '06) and by the **deposits** trends (+4.6% including debt securities in issue) driven by the growth in Germany (+11.6% vs Dec. '06). In Germany there was a decrease in total loans (of 0.9% from end-2006), even if it would have turned into an increase for HVB when not consolidating CREF, where a decrease in loan volumes occurred within the frame of the strategic decision to reduce unprofitable assets. UniCredit Global Leasing saw a strong increase in volume of new business, both in CEE (up by 53% y/y, driven by the growth in Equipment Leasing new business), and also other regions.

The trend of **FTE staff** (up by 433 over end-2006) was mainly due to changes in consolidation scope and new consolidation (about 290 FTE). The remaining increase was related to the external hiring of skilled relationship managers as well as to the internal transfer of staff for expansion plans in CEE companies under the perimeters of Leasing and for expansion in UBI and HVB. The increase in FTE staff was partially offset by reduction of FTE staff in corporate banking in Austria.

Corporate *(cont.)*

Good increase of **Operating income** (June cumulative revenue of €,1,259 million up by 6.4% over June 2006 and Q2 07 total revenue of €651 million, up by 8.0% over Q2 '06,) was driven by the strong increase in **Net interest income** (up by 10.6% over Q2 '06, and by 11.1% over June 2006), mainly thanks to positive volume effect in UBI. **Net non-interest income** slightly increased vs Q2 '06 thanks to the growth of commission and fee income in UBI (mainly corporate finance) and to the good performance of net non interest in Locat (up by €4.7 million, +23.9% y/y), but affected by the significant decrease of trading profit related to derivative business in UBI.

In spite of the new staffing in UBI during the second Quarter 2007, **staff related costs** decreased by 10.3% y/y (or €10 million) mainly thanks to a June 2007 one-off gain due to Italian TFR reform. The increase of **Other operating costs** was driven by an increase of Other administrative expenses both in UBI and in Locat.

Net write-downs of loans and other provisions grew by €9 million to €121 million (or 7.4% y/y), partially driven by specific provisions made by UBI.

Given the above mentioned effects, **Profit before tax was** € 332 million with a €22 mil ion increase y/y (7.1%).

Given the strong performance of operating income and the decrease in operating costs the **cost/income ratio** further decreased by 250bps to 26.9%, with the figure for UBI decreasing by 235 bps, and the one for Locat by 522bps.

During the second quarter 2007 the Corporate division in Germany increased its **Operating Income** to €355 million (by 6.3% y/y, or €21 million) which would have become an increase of €22 million (or 7.9% y/y) net of CREF consolidation. The growth of **Interest income** to €258 million (or 3.4% y/y) was supported both by the strong volume effect in deposits (particularly in time deposit) and in loans (driven by short term) and also thanks to significant increase in revenues of HVB Leasing due to the successful sales cooperation agreement among the bank and the leasing company. Net of the reduction of non profitable loan business for **CREF** (Commercial Real Estate Financial Business) the increase in Interest Income would have been 7.4% y/y (or €15 million), even if the real estate business showed a very good performance in deposit volumes (up by 40% H1 2007/H1 2006). The increase of **Net non-interest income** by €9 million (or 10.2% y/y) was driven by the good performance of Funds transfers and derivatives business, and by the strong performance of CREF where there was an increase to €14 million, 16.7% over Q 206, thus partially compensating the planned reduction in unprofitable loans.

Operating costs for the Corporate division in Germany decreased by 3.4% y/y to €114 million mainly due to tight control of expenses in HVB Corporate (down by 4.6% y/y, or €5 million) while there was an increase in **CREF**, mainly due to the development of Other administrative expenses. Staff related costs showed a decrease of 2.2% y/y, in spite of the planned increase of FTE staff in HVB Corporate (staffing of newly opened branches).

Given the balance of the above mentioned effects, **Operating Profit** for HVB increased to €241 million (by 11.6% y/y; or €25 million), while the effect for the corporate business net of CREF would have been +15.9% y/y or €27 million compared to the Q2 2006 results.

Net write-downs of loans increased by 28.2% y/y versus only €39 million in Q2 '06, with the latter well below the 2006 quarterly average, and at stable level if compared to Q1 07.

In Germany the Corporate division's **Profit before tax** reached €194 million (up by 9.0% or €16 million y/y) in Q2 2007.

In spite of its strong market position Bank Austria continues to pursue its objective of increasing market penetration and commercial position in industrial districts and specific niche markets and areas. During Q2 2007, total revenue increased by € 22 million up to €282 million (by 8% over Q2 2006), mainly thanks to the growth of deposit volume and to non-interest income bearing products (up by 9.4% vs Q2 2006).

The excellent control of other administrative expenses (down to € 54 million from € 63 million in Q2 2006) partially compensated the cost increase, largely due to higher write-downs of tangible and intangible assets for the growing leasing business.

Operating Profit was up by 11.7% (or €18 million over Q2 '06) and **Profit before tax was** €159 million increasing by €11 million y/y (or 7.4%) with an improvement of the cost/income ratio which further decreased by 210bps to 38.7%.

Contribution by country (€ million, %)

	Q2 2007			Q2 2006		
	Operating Income	Operating Costs	Operating Profit	Operating Income	Operating Costs	Operating Profit
Total	1,289	399	890	1,198	402	796
Italy	51%	44%	53%	50%	44%	54%
Austria	22%	27%	19%	22%	26%	19%
Germany	28%	29%	27%	28%	29%	27%

Key projects and initiatives in Q2 2007

The strong commitment of top management to organic growth reflects in the Division's focus on developing each domestic market by sharing best practices and by expanding the Division's network coverage in selected regions: the main ongoing banking project is **"Revenue Growth Project"** in Italy and expansion strategies in Germany (with the opening of 4 new branches during the first half of 2007), while for Austria consolidation of market leadership and increased penetration in some selected areas are the main targets. Among the strategic plans the establishment of UniCredit Group's own leasing sub-holding company under the name "UniCredit Global Leasing S.p.A." was completed during the Q2 2007, and now the new structure is fully operational in Europe.

In order to diversify the source of revenues, and to improve the key return ratios, all banks have implemented a strategy involving better use of existing cross-selling potential through improved cooperation among banks and companies operating in non-banking sectors (such as leasing and factoring). In order to continue improving our product range and service according to corporate customer needs and to boost potential revenues GFS - Global Financial Services - is now fully operating in order to catch a sizeable economic potential for international funds transfer, foreign cash management, e-Banking, Foreign trade and Export finance, Correspondent banking and financial services to banks.

Private Banking and Asset Management

Commercial and Financial Performance

At the end of June, **total assets under management and administration** of the Private Banking and Asset Management Division stood at about €452 billion, an increase of 4.6% (up by €20 billion) over figures at the beginning of 2007 and of about 3% (up by €12.7 billion) over March 2007 due to the positive results achieved in both businesses.

In comparison to June 2006 figures, assets posted double-digit growth of over 16% (up by €64 billion) resulting from an increase in assets under management (up by 11% or €28.6 billion) and from custody and securities under administration (up by about 44% or €27 billion including €17.7 billion in extraordinary inflows in the Italian Private Banking Division[1]).

The mix of financial assets improved slowly. The component under management net of extraordinary transactions rose slightly from 70% to 70.6% at the end of March 2007 (70.5% at the end of December 2006).

As regards **operating results**, in Q2 2007 the division generated operating profit of €317 million which was higher than Q1 2007 and an improvement of 19% over Q2 2006, and was driven by strong revenue growth. H1 2007 operating profit totalled €625 million, a 15% increase over H1 2006.

Operating income in Q2 2007 stood at €647 million, a sharp increase (up by 11.6%) over Q2 2006 due especially

1. Extraordinary transactions, which, due to their temporary nature, large size and low or non-existent profitability, are not considered ordinary operations.

Income Statement (€ million)

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	2007 Q2	2007 Q1	2006 Q2	% CHANGE ON Q2 '06	H1 2007	H1 2006	% CHANGE
Operating income	647	626	580	+11.6%	1,273	1,190	+7.0%
Operating costs	-330	-318	-314	+5.1%	-648	-648	-
Operating profit	317	308	266	+19.2%	625	542	+15.3%
Profit before tax	324	297	265	+22.3%	621	534	+16.3%

Total Financial Assets (€ billion)

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	AMOUNTS AS AT 30.06.2007	31.03.07	31.12.2006	CHANGE ON DEC '06 AMOUNT	%	AMOUNTS AS AT 30.06.2006	CHANGE %
Total Financial Assets (net of duplications)	451.8	439.1	431.8	20.0	+4.6%	388.0	+16.4%
Asset Management	*294.0*	*289.6*	*285.0*	*9.0*	*+3.2%*	*270.3*	*+8.8%*
Private Banking	*193.9*	*187.4*	*183.5*	*10.4*	*+5.7%*	*152.1*	*+27.5%*

Asset Under Management (€ billion)

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	AMOUNTS AS AT 30.06.2007	31.03.07	31.12.2006	CHANGE ON DEC '06 AMOUNT	%	AMOUNTS AS AT 30.06.2006	CHANGE %
Total assets under management (Net of duplications)	297.0	287.3	283.9	13.1	+4.6%	268.4	+10.7%
Asset Management	*256.0*	*250.1*	*245.9*	*10.1*	*+4.1%*	*233.1*	*+9.8%*
Private Banking	*77.0*	*75.1*	*74.7*	*2.3*	*+3.1%*	*69.7*	*+10.5%*

Key Ratios and Indicators

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	H1 2007	H1 2006	CHANGE AMOUNT	CHANGE %
EVA (€ million)	378	296	82	+27.7%
Absorbed Capital (€ million)	1,633	1,472	161	+10.9%
RARORAC	46.29%	40.21%	608bp	
ROA, bp*	62bp	64bp	-2bp	
Cost/income	50.9%	54.5%	-355bp	
Operating costs/Total Financial Assets**	32bp	35bp	-3bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

Staff Numbers

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	AS AT 30.06.07	31.03.07	31.12.06	CHANGE AMOUNT	%
Full Time Equivalent	5,715	5,653	5,628	87	+1.6%

to the large contribution from fees and commissions (€563 million, up by 11.4%) and interest income (€88 million, up by 14.3%). Thus, the final figure for operating income for H1 2007 stood at €1,273 million, an increase of 7% over H1 2006.

As regards fees and commissions, management fees for assets under management posted strong growth in Q2 2007 (up by €41 million or 10.8%) as did performance fees on funds (up by €17 million, mainly on hedge funds). This growth fully offset the decline in up front fees in the Private Banking Division, in favour of revenue quality improvement and sustainability.

In Q2 2007, operating costs rose by €16 million over Q2 2006 (up by 5.1% year-on-year) due to rising payroll costs (up by €22 million) mainly as a result of the variable component of Asset Management (up by €18 million) and staff increases in Private Banking in Austria and Germany, as well as the reduction in other administrative costs, especially in Private Banking. For the first six months of the year, total operating costs were in line with the figure for H1 2006.

Thus, there was a substantial improvement in the division's **cost/income ratio** which stood at about 51% in both Q2 and H1 2007 dropping considerably compared to 2006 (54.5%). This is a key figure in comparison to international benchmarks in this sector.

Value indicators for H1 2007 were very positive: EVA was up 27.7% over 2006, and RARORAC was 46.3% compared to 40.2% for H1 2006.

Private Banking

Change in Total Financial Assets

Total financial assets under management and administration were just under €194 billion as at 30 June 2007, an increase of 3.5% for the quarter, 5.7% from the beginning of the year, and over 27% in the last 12 months.

In particular:

- in Italy, assets totalled nearly €109 billion, an increase of 2.5% for the quarter and of over 35% over 30 June 2006. Despite the negative environment affecting the mutual fund sector (outflows of about €10 billion), there was a substantial net inflow for the quarter, with UniCredit Private Banking reporting an inflow of about €450 million (with a slight inflow in the area of assets under management as well), and Xelion posting an inflow of €170 million;
- in Germany, total financial assets exceeded €69 billion (up by 4.2% for the quarter and by about 17% for the last 12 months) with strong contributions during the quarter from HVB WEM (the HVB AG segment) with an increase of €1.1 billion, and an increase of €1.7 billion from DAB;
- in Austria, assets were just over €16 billion with excellent growth of 7.3% for the quarter (up by 24.4% over June 2006) due to Schoellerbank's net inflow of €225 million, and the successful transfer of high-profile customers from BA-CA Retail, which generated assets of about €800 million in the second quarter, and of over €1.2 billion since the beginning of the year.

Total Financial Assets (€ billion)

PRIVATE BANKING SUB-DIVISION	AMOUNTS AS AT 30.06.2007	AMOUNTS AS AT 31.03.07	AMOUNTS AS AT 31.12.2006	CHANGE ON DEC '06 AMOUNTS	CHANGE ON DEC '06 %	AMOUNTS AS AT 30.06.2006	% CHANGE
Total	**193.9**	**187.4**	**183.5**	**10.4**	**5.7%**	**152.1**	**27.5%**
Italiy	108.6	106.0	104.2	4.3	4.1%	79.9	35.8%
Germany	69.2	66.4	65.2	4.1	6.3%	59.2	16.9%
Austria	16.1	15.0	14,1	2.0	14.5%	13.0	24.4%

As a percentage of financial assets, the component under management, less extraordinary transactions in Italy (see Note 4), was over 47%, which was nearly unchanged from March 2007.

Percentage breakdown of financial assets[1] as at 30 June 2007 (%)


0.5%
13.9%
47.2%
38.4%
Assets under Management
Deposits
Assets under Custody
Assets under Administr.

1. This figure excludes extraordinary transactions, which, due to their temporary nature, large size and low or non-existent profitability, are not considered ordinary operations.

Explanatory Notes and Directors' Remarks

Private Banking and Asset Management *(cont.)*

Financial Performance

In Q2 2007 the Private Banking Division generated operating profit of €115 million, which was in line with Q1 2007, and a sharp increase (of 21%) over Q2 2006.

Although revenues totalling €285 million were down slightly from Q1 2007, they rose by about 6% over Q2 2006. This growth was driven by interest income (up by 9.7%) as a result of higher deposit volume and a widening of spreads in Italy as well as higher dividends in Germany from Wealth Cap's closed-end funds business. Net non-interest income rose by just under 5%.

Operating costs totalled €170 million, a reduction from Q1 2007 and from Q2 2006 (down by 2.3%). This decline was due to the following factors:

- higher payroll costs in Germany and Austria due to staff increases;
- one-off benefit of about €4 million in Italy resulting from the new regulation regarding employee severance pay;
- strict control of other administrative costs (down by 5.2%), especially in Germany and at Xelion.

There was a significant improvement in the cost/income ratio for Q2 2007 which dropped below 60% (59.6%) reflecting an improvement of some 5 percentage points from Q2 2006.

Profit before tax, which benefited from the posting of provisions for risks and charges in Germany, totalled €117 million for the quarter, an increase of 8.3% over Q1 2007 and of about 26% over Q2 2006.

Overall operating profit for H1 2007 totaled €231 million with profit before tax of €225 million. Both these figures posted double-digit annual growth of about 14% and 17% respectively.

Key figures by country were as follows:

- an increase in operating profit in Italy of 22% over H1 2006 due to strong growth in net interest income and cost containment. For the first time in its history, in the second quarter Xelion generated an operating profit (increase of €4.2 million) and a net profit (€1.5 million). The results of UPB were also very strong with net profit for H1 2007 of €66 million, an increase of 14%;
- in Germany, operating profit for H1 2007 was €93 million, an increase of about 8% with revenue growth of 4.4%, there were modest cost increases (up by 2.2%) and the cost/income ratio stood at 60.4%, a decline of nearly 1.5 percentage points;
- an increase in operating profit in Austria (up by about 8%) was due primarily to excellent results achieved by Bank Privat, whose operating profit rose over 50% from €7 million to €10.5 million.

Breakdown of operating profit for H1 2007 (%)



Austria
Germany
Italy
40.3%
47.6%
12.1%

Income Statement (€ million)

PRIVATE BANKING SUB-DIVISION	2007 Q2	2007 Q1	2006 Q2	% CHANGE ON Q2 '06	H1 2007	H1 2006	% CHANGE
Operating income	285	290	269	+5.9%	575	551	+4.4%
Operating costs	-170	-174	-174	-2.3%	-344	-348	-1.1%
Operating profit	115	116	95	+21.1%	231	203	+13.8%
Profit before tax	117	108	93	+25.8%	225	193	+16.6%

Key Ratios and Indicators

PRIVATE BANKING SUB-DIVISION	H1 2007	H1 2006	CHANGE AMOUNT	CHANGE %
EVA (€ million)	112	84	28	+32.5%
Absorbed Capital (€ million)	383	359	24	+6.8%
RARORAC	58.25%	46.94%	1131bp	
ROA, bp*	73bp	77bp	-4bp	
Cost/income	59.8%	63.2%	-333bp	
Operating costs/Total Financial Assets**	44bp	49bp	-5bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

For H1 2007, the Private Banking Division's EVA was €112 million, a sharp increase (of over 30%) over H1 2006. RARORAC was also up by more than 11 percentage points to just over 58%.

Asset Management

Commercial performance

At the end of June 2007, assets under management reached €256 billion, increasing 4.1% year to date (or 9.8% y/y), thanks to net inflows of €3.7 billion (up by 1.5%), positive market performance (up by 2.1%) and to a broader scope of consolidation in the CEE area with the inclusion of the former BA-CA companies, at €1.2 billion (+0.5%).

Asset under Management (€ million)

ASSET MANAGEMENT SUBDIVISION	AMOUNTS AS AT 30.06.2007	AMOUNTS AS AT 31.03.2007	AMOUNTS AS AT 31.12.2006	CHANGE ON DECEMBER '06 ABSOLUTE	CHANGE ON DECEMBER '06 %	AMOUNTS AS AT 30.06.2006	CHANGE Y/Y ABSOLUTE	CHANGE Y/Y %
Pioneer	**237,576**	**232,085**	**227,991**	**9,585**	**4.2%**	**215,688**	**21,889**	**10.1%**
Italy	*110,293*	*109,081*	*111,100*	*-807*	*-0.7%*	*106,290*	*4,003*	*3.8%*
USA	*51,202*	*51,174*	*46,941*	*4,261*	*9.1%*	*42,748*	*8,454*	*19.8%*
*International***	*15,951*	*13,665*	*13,064*	*2,887*	*22.1%*	*12,264*	*3,687*	*30.1%*
*Germany**	*49,515*	*49,181*	*49,860*	*-346*	*-0.7%*	*48,437*	*1,077*	*2.2%*
*CEE***	*10,616*	*8,985*	*7,026*	*3,590*	*51.1%*	*5,949*	*4,668*	*78.5%*
Pioneer Austria	**18,458**	**18,011**	**17,925**	**533**	**3.0%**	**17,423**	**1,035**	**5.9%**
Total Asset under Management	**256,034**	**250,096**	**245,916**	**10,118**	**4.1%**	**233,111**	**22,924**	**9.8%**

(*) Germany BU includes Activest and Nordinvest data.
(**) In May Israel and Turkey have been moved from CEE (ex New Markets) to International. Data are homogeneous from December 2006.

AuM by Distributing Area (%)


19.3
7.2
43.1
Germany
CEE
Pioneer Austria
Italy
USA
International

United States

The division ended the period with net inflows of €3.3 billion thanks to the institutional business. Assets under management reached €51.2 billion, increasing 9.1% from the beginning of 2007.

In dollar terms, total assets under management amounted to $69.1 billion (up by 11.9% from the beginning of the year).

Italy

In Italy, assets under management stood at €110.3 billion as at the end of June 2007, decreasing by 0.7% compared to the end of 2006 due primarily to net outflows of €3.0 billion, with no impact on market shares given that was in line with industry performance (- €20.3 billion).

Net inflows reached €757 million in the Unit Linked and Hedge Funds segment during H1 2007, whilst all other channels had net outflows, with the sole exception of Third Parties (+€237 million) and Institutional (+€28 million).

Pioneer Investment's market share was 15.66% in June 2007, increasing 23 basis points compared to the end of March figure.

Germany

The Germany division ended H1 2007 with net outflows of €575 million and assets under management of €49.5 billion, decreasing by 0.7% year to date.

The net outflows are attributable to the departure of low-profit institutional mandates.

This area includes the Nordinvest assets (€5.4 billion at the end of H1 2007) acquired from PGAM in the month of January 2007.

In addition to the aforementioned Assets under Management, the division includes €30.3 billion (down by 5% year to date) in Assets under Administration.

International

The International division had net inflows of €1.9 billion, primarily due to the contribution of Asia, thanks to the acquisition of new institutional mandates. Assets under management thus increased by 22.1% year to date.

CEE

The CEE division (formerly New Markets)

Private Banking and Asset Management *(cont.)*

continued its positive net inflows trend, with flows of €1.4 billion, thanks mostly to the contribution of Poland.

Pioneer Pekao consolidated its leadership among Asset Management companies with a market share of 22.13%.

Assets under management reached €10.6 billion, growing by 51.1% from the start of 2007, thanks also to the broadened scope of consolidation with the inclusion of the CEE companies formerly within the former BACA (€1.2 billion).

Alternative Division
The Alternative Investments division, whose figures are already included in the different distribution areas, posted net inflows of €298.5 million during the period.

The Momentum family of funds had inflows of €307.6 million, and the Italian SGR had inflows of €19.1 million, whilst PAI Ltd had outflows totalling €27.9 million.

Total distributed assets in Hedge Funds amounted to €5.3 billion, with an increase of 14.3% year to date, thanks also to positive market performance (+7.9%).

Pioneer Austria
The division closed H1 2007 with net inflows of €635 million and assets under management of €18.4 billion, growing 3.0% from the beginning of 2007, thanks to the launch of a new line of guaranteed funds and sales of money market funds through the institutional channel.

Income Statement (€ million)

ASSET MANAGEMENT SUB-DIVISION	2007 Q2	2007 Q1	2006 Q2	% CHANGE ON Q2 '06	H1 2007	H1 2006	% CHANGE
Operating income	363	335	312	+16.3%	698	639	+9.2%
Operating costs	-161	-143	-139	+15.8%	-304	-299	+1.7%
Operating profit	202	192	173	+16.8%	394	340	+15.9%
Profit before tax	208	188	174	+19.5%	396	342	+15.8%

Key Ratios and Indicators

ASSET MANAGEMENT SUB-DIVISION	H1 2007	H1 2006	CHANGE AMOUNT	CHANGE %
EVA (€ million)	266	211	55	+26.2%
Absorbed Capital (€ million)	1,249	1,131	118	+10.4%
RARORAC	42.62%	37.29%	533bp	
ROA, bp*	48bp	48bp	-	
Cost/income	43.6%	46.8%	-324bp	
Operating costs/Total Financial Assets**	21bp	23bp	-2bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

Financial performance

In Q2 2007 the **Asset Management Division** reported profit before tax of €208 million, an increase of 19.5% over the €174 million for Q2 2006. Due to this result, profit before tax for H1 2007 reached €396 million (up by 15.8% y/y).

The increase in operating profit was the result of revenue growth, which was only partially offset by cost increases, mainly variable component.

Operating income totalling €363 million in Q2 2007, improved over Q1 2007 (by 8.3%) and over Q2 2006 (by 16.3%). This growth was the result of widespread management fee growth driven by the increase in average volume (9.5%) and performance fees (up by €17 million y/y) which were able to offset changes in the scope of consolidation in Germany[1].

In H1 2007, operating income totalled €698 million, an increase of 9.2% over H1 2006.

Operating expenses in Q2 2007 were 15.8% higher than in Q2 2006 due to:

- an increase in payroll costs due to stock option re pricing and changes in the scope of consolidation;
- higher amortisation of intangible assets with a defined useful life resulting from recent acquisitions (Activest in 2006 and Primeo's founders' shares in 2007);
- the containment of other administrative costs.

However, total operating costs for H1 2007 were broadly in line with the figure for H1 2006 (up by 1.7%).

The cost/income ratio was 43.6% for H1 2007 posting a significant improvement over the previous year (down by 324bp) as confirmation of operating efficiency.

The division's excellent performance was reflected in value indicators for the first half of the year: EVA of €266 million (up by 26% y/y) and RARORAC of 42.62% (up from 37.29%).

1. No pro forma entries were made in 2006 for the transfer of HVB Lux AM to the MIB division, which took place in 2007.

Markets and Investment Banking

MIB - more than the "sum of its parts"

Within only twelve months UniCredit has achieved major milestones in terms of financial results, business integration and team building to create a truly global MIB Division, leveraging the strength of HVB/UBM, BA-CA, CA IB and MIB activities in CEE.

Today MIB is a fully fledged divisional organization with global responsibilities across all legal entities and a unique combination of national champions with an unrivalled reach in CEE - overall an excellent base to make UniCredit one of the leading European investment banks, with a focus on our core competences: Structured Derivatives, Leveraged Finance, Project Finance, Euro / CHF debt, CEE Equities, M&A in CEE and Research.

Revenues and profit

Q2 2007: Continued growth of revenues and profits y/y

In the second quarter of 2007 the favourable trend in revenues continued and especially in customer business, where UniCredit was involved in major transactions, MIB was again able to demonstrate its expertise and market penetration.

Overall the second quarter of the year brought strong operating income growth of €304 million up to €1,066 million (up by 40% y/y), mainly driven by the Investment Banking business area (up by 101% y/y) and to a lesser degree by Markets (up by 5% y/y), where low volatilities in the second quarter 2007 led to decreasing customer activities. Furthermore at the beginning of June we saw rising uncertainties in capital markets. (e.g. increasing credit spreads).

Income Statement (€ million)

MIB DIVISION	2007 Q2	2007 Q1	2006 Q2	% CHANGE ON Q2 '06	H1 2007	H1 2006	% CHANGE
Operating income	1,066	1,150	762	+39.9%	2,216	1,752	+26.5%
o.w.:							
trading revenues	*484*	*609*	*364*	*+33.0%*	*1,093*	*918*	*+19.1%*
non-trading revenues	*582*	*541*	*398*	*+46.2%*	*1,123*	*834*	*+34.7%*
Operating costs	-426	-422	-391	+9.0%	-848	-772	+9.8%
Operating profit	640	728	371	+72.5%	1,368	980	+39.6%
Net write-downs on loans	1	-1	23	-95.7%	-	9	-100.0%
Profit before tax	650	941	421	+54.4%	1,591	1,042	+52.7%

Balance Sheet (€ million)

MIB DIVISION	AMOUNTS AS AT 30.06.07	31.03.07	31.12.06	CHANGE ON DEC '06 AMOUNT	%
Total RWA	71,257	66,293	63,058	8,199	+13.0%
RWA for Credit Risk	57,276	51,713	49,039	8,237	+16.8%

Key Ratios and Indicators

MIB DIVISION	H1 2007	H1 2006	CHANGE AMOUNT	%
EVA (€ million)	721	454	267	+58.7%
Absorbed Capital (€ million)	4,117	3,816	301	+7.9%
RARORAC	35.01%	23.81%	1120bp	
Operating Income/RWA (avg)	6.64%	5.57%	107bp	
Cost/income	38.3%	44.1%	-580bp	
Cost of Risk	0.00%	-0.04%	4bp	

Staff Numbers

MIB DIVISION	AS AT 30.06.07	31.03.07	31.12.06	CHANGE ON DEC '06 AMOUNT	%
Full Time Equivalent	3,203	3,288	3,218	-15	-0.5%

Operating Income (economic view) (€ million)

MIB DIVISION	2007 Q2	2007 Q1	2006 Q2	% CHANGE ON Q2 '06	H1 2007	H1 2006	% CHANGE
Markets	591	758	566	+5%	1,349	1,239	+9%
Investment Banking	500	450	249	+101%	949	549	+73%
Others	-13	176	20	n.s.	163	21	n.s.
Total	1,078	1,384	835	+29%	2,461	1,809	+36%

Markets and Investment Banking *(cont.)*

After deduction of operating costs of €426 million, Q2 2007 operating profit was €640 million, up by €269 million (or 73%) on the sound performance in the same period of the previous year.

MIB's excellent cost position could be demonstrated by a further improved cost/income ratio of 39.9% (versus 51.4% in Q2 2006). The increase in operating costs of €35 million (or 9%) was completely driven by higher variable compensation accruals relating to the strong year-to-date performance.

Another driver of the very good MIB results was a continuing positive credit cycle and very sound credit quality, such that the historically low levels of current provisioning needs continued. Net write-downs on loans in the second quarter of 2007 showed a €1 million increase in releases (Q2 2006: €23 million).

In Q2 2007 MIB recorded pre-tax profit of €650 million, an increase of 54% compared with €421 million in the previous year.

H1 2007: Profit contribution again rising strongly

MIB performed well in the first half of 2007: operating income - reflected in various income items, depending on the chosen trading strategies and the market situation - amounted to €2,216 million, exceeding the very high performance for the first half of 2006 by more than one quarter (+26.5%). Major growth factors were the excellent performance of the Financing business lines, especially private equity, financial sponsors and leveraged finance, Structured Credit and Equities.

The realisation of synergies within our operations leads to very tight cost management and enabled the MIB division to operate with a cost/income ratio of 38.3% (1H 2006: 44.1%), a very low level in an international comparison of investment banks.

MIB's profit before tax amounted to €1,591 million (up by 53%)[1], accounting for about 28% of the bank's total profit before tax. With this strong performance in the year to date, MIB is well on track to achieve its targets for the year as a whole.

Coming along with the solid results and high business origination, we also saw an increase in RWA but combined with a further improvement in profitability, as reflected in an increase of Operating Income/Risk Weighted Assets (RWA, avg.) by 108 basis points from 5.57% in H1 2006 to 6.64% in H1 2007. MIB is clearly on the way to further improve its capital and value based management.

Economic Value Added (EVA) as of end of the first half grew 59%, from €454 million to €721 million in H1 2007 making MIB again one of the strongest contributors to the EVA of the Group.

Well recognised by the markets - proved by a number of awards

MIB again won awards for excellence from international magazines including amongst others Global Investor, Global Finance, Focus Money, and Institutional Investor.

Structured Derivatives
- #1 Express Certificates 2007 (HVB, Source: Focus Money);
- #1 in Selection and Pricing of Guarantee and Bonus Certificates 2007(HVB, Source: geld-magazin).

Structured Credit
- ACPM Awarded Credit Portfolio Manager of the Year 2007 (HVB, Risk Magazine).

FICC:
- Best Custody House in Austria, Bulgaria, Croatia, Czech Republic, Estonia, Romania, Slovakia, Slovenia and Ukraine 2007 (CA IB, Source: Global Investor);
- Best FX Bank in Central and Eastern Europe and Austria 2007 (BA-CA, Source: Global Finance).

IB EEMEA:
- Best M&A Bank in Central & Eastern Europe 2007 (UniCredit, Source: Global Finance);
- Best Investment Bank in Central & Eastern Europe 2007 (UniCredit, Source: Global Finance);
- Continental Financial Advisor of the Year 2007 (CA IB, Acquisitions Monthly).

Research:
- Best Emerging EMEA Research Team for CE3 (Czech Republic, Hungary, Poland) 2007 (CA IB, Source: Institutional Investor).

1. Pre-tax profit included capital gains of the sale of MIB's subsidiary Indexchange (one-off effect of € 219mn).

CEE and Poland's Markets

UniCredit Group is in all respects the clear market leader in the CEE region, which in the second quarter 2007 again showed the highest economic growth rates in Europe mainly supported by dynamic domestic demand and lively foreign direct investments. The positive economic trend for the region is expected to continue throughout the year in combination with a generally still low degree of banking intermediation and the related convergence process towards EU levels. This will help the region to maintain its position as one of the world's fastest growing environments for banking revenues.

Acting as a universal bank, UniCredit Group offers a comprehensive product and service range to about 24 million retail, corporate and institutional customers which are serviced in more than 3,000 outlets all over the region. Leveraging on the competitive advantage of this comprehensive network, the Group is in a position to serve customers and investors on a cross-regional scale. The good progress of integration and merger projects, the merger completed in Slovakia beginning of April and the legal merger of the three subsidiaries in Bulgaria at the beginning of July, further strengthen the position of UniCredit Group. Furthermore, organic growth plans are pursued with a strong focus on the strong banking market in Russia, as well as in Turkey and Ukraine.

As part of the further expansion of the Group in the CEE region, at the end of June 2007, BACA signed an agreement to acquire a majority shareholding of ATF Bank in Kazakhstan. At 31 December 2006, ATF Bank was the third-largest bank in the Republic of Kazakhstan by total assets (€6.3 billion, up by 178% over 2005 at the historic euro exchange rate, representing a market share of 11.8%), fourth by customer deposits (€2.2 billion, up by 194% over 2005, 8.8% market share) and fifth by total loans to customers (€3.2 billion, up by 103% over 2005, 9.8% market share). ATF is a universal bank and operates through a network of 110 branches. It also owns subsidiaries in Tajikistan, Kyrgyzstan and the Russian Federation.

In addition, at the beginning of July 2007, BACA signed an agreement to acquire a majority shareholding in Ukrsotsbank (USB) in Ukraine. As of 31 December 2006, USB was the sixth-argest bank in the country by net customer loans (€1.9 billion, up by 78% at historic euro exchange rate, representing a market share of 5.3%), and fourth by customer deposits (€1.6 billion, +38% over 2005, 5.8% market share). At the same date, USB had total assets of approximately €2.6 billion, and a network of 497 branches (the seventh-largest network in Ukraine), with 58% of the branches located in the wealthiest areas of the country, and 788 ATMs. USB serves more than 1.35 million retail customers and 130,000 Corporate and SME customers, with a leading position in mortgages and in retail finance (sixth-largest issuer of bank cards) as well as in Factoring (~30% market share).

Completion of both transaction, which is subject to the satisfaction of a number of conditions, including, inter alia, receipt of all necessary regulatory authorizations and consents, is expected before the end of 2007.

The CEE region is managed in two divisions, CEE and Poland's Markets, and currently operates in 17 countries.

Within UniCredit Group, BA-CA has been designated sub-holding for banking in CEE, with the exception of Poland and Ukraine, managed directly by UniCredit.

CEE and Poland's Markets *(cont.)*

CEE Division

Financial and Commercial Performance

In the second quarter 2007 the CEE Division of UniCredit Group achieved a net profit for the period of €306 million, bringing the year-to-date net profit to €556 million.

The second quarter net profit thus exceeded the results of Q2 2006 by close to 48%, at constant exchange rates. This performance, based on the continued operating business growth, reinforces the successful development of the division.

Operating profit totalled €413 million, outpacing the respective 2006 results by more than 24% at constant exchange rates and bringing the year-to date operating profit to €787 million, more than 26% over the previous year's result.

The result of the Division was again driven by **total operating income**, reaching € 826 million in the second quarter (after €751 million in the previous quarter), outperforming the comparable quarter 2006 by 17.5% at constant exchange rates.

Net interest income stood at €514 million and posted the highest contribution to the revenue increase in absolute terms as a consequence of the continued, favorable development of business volumes. Compared to first quarter 2007, the volumes showed an increase of 11.7% in loans and of 3.5% in deposits.
The positive volume development continued across the region, with especially high increases in Turkey and Russia, both in corporate and retail segments, followed by Croatia and Bulgaria. Compared to the year-end 2006 total loans increased by 6.5% and deposits including securities issued increased by 3.1%.

Non-interest income, consisting of commission, trading and other operating income, reached €312 million in the

Income Statement

(€ million)

CEE DIVISION	2007 Q2	2007 Q1	2006 Q2	CHANGE ON Q2 '06 CURRENT EXCHANGE RATE	CHANGE ON Q2 '06 CONSTANT EXCHANGE RATES	H1 2007	H1 2006	CHANGE ON H1 '06 CURRENT EXCHANGE RATE	CHANGE ON H1 '06 CONSTANT EXCHANGE RATES
Operating income	826	751	689	+19.9%	+17.5%	1,577	1,341	+17.6%	+17.8%
Operating costs	-413	-377	-362	+14.1%	+11.4%	-790	-716	+10.3%	+10.5%
Operating profit	413	374	327	+26.3%	+24.2%	787	625	+25.9%	+26.1%
Net write-downs on loans	-19	-50	-33	-42.4%	-42.9%	-69	-78	-11.5%	-11.3%
Profit before tax	375	310	264	+42.0%	+39.9%	685	508	+34.8%	+34.8%
Profit (Loss) for the period	306	250	210	+45.7%	+47.9%	556	403	+38.0%	+40.1%

Balance Sheet

(€ million)

DIVISION CEE	AMOUNTS AS AT 30.06.07	AMOUNTS AS AT 31.03.07	AMOUNTS AS AT 31.12.06	CHANGE ON DEC '06 AMOUNT	CHANGE ON DEC '06 %
Total Loans	48,535	43,464	45,564	2,971	+6.5%
o/w with customers	*40,078*	*37,406*	*39,083*	*995*	*+2.5%*
Customer deposits (incl. Securities in issue)	40,191	38,820	38,978	1,213	+3.1%
Total RWA	45,729	44,396	47,593	-1,864	-3.9%
RWA for Credit Risk	43,549	42,471	44,225	-676	-1.5%

Key Ratios and Indicators

DIVISION CEE	H1 2007	H1 2006	CHANGE AMOUNT	CHANGE %
EVA (€ million)	313	183	130	+70.5%
Absorbed Capital (€ million)	3,802	2,892	910	+31.5%
RARORAC	16.45%	12.69%	376bp	
Operating Income/RWA (avg)	6.93%	7.02%	-9bp	
Cost/Income	50.1%	53.4%	-330bp	
Cost of Risk	0.32%	0.44%	-12bp	
Tax rate	18.83%	20.7%	-184bp	

Staff Numbers

DIVISION CEE	AS AT 30.06.07	AS AT 31.03.07	AS AT 31.12.06	CHANGE ON DEC '06 AMOUNT	CHANGE ON DEC '06 %
Full Time Equivalent (KFS group 100%)	37,158	37,342	37,565	-407	-1.1%
Full Time Equivalent (KFS Group proportional)	27,949	27,945	28,100	-151	-0.5%

second quarter (up from €276 in the previous quarter) and thus increased by 5% at constant exchange rates compared to the exceptionally good result of the second quarter 2006.

Operating costs in the second quarter increased by only 11.4% at constant exchange rates versus the comparable quarter 2006, to the level of €413 million. Tight cost efficiency measures were therefore able to largely off-set the effects of the organic growth initiatives leading to an increase of 19 additional branch offices each in Russia and Hungary. In spite of the ongoing organic growth initiatives, the overall number of employees fell to 37,158 full time equivalents excluding those on unpaid leave which corresponds to a decrease of 407 FTE versus the 2006 year-end.

Risk provisions of only €19 million net in the second quarter 2007 (a decrease of close to 43% at constant exchange rates over the comparable quarter 2006) reflect the results of highly successful risk management, coupled with an improving risk environment. Cost of risk in the half-year result 2007 therefore improved by approximately 12 basis points in the year-on-year comparison and stood at the level of 0.32% of average RWA, owing to prudent risk controls, to effective loan recovery processes, but also to the generally favorable credit risk situation in the CEE economies.

In terms of **efficiency ratios** the CEE Division achieved further improvements in the second quarter 2007 with a **cost-income ratio** of 50.1% for the first six months, which is more than 3 percentage points lower than in 2006.
Despite the continued growth of the lending, total risk weighted assets were reduced by 3.9% against the year-end 2006, to €45.7 billion.

The good operating performance of the CEE Division and the increased profitability in first six months of 2007 translated into an increase of the value creation of 70% at current exchange rates over the first six months of 2006, with **EVA** standing at €313 million and the **RARORAC** improving by more than 3.7 percentage points, to 16.45%.

Operating profit in Q2 - 2007 (€ million) CEE Division +24.2%


ch % y/y
+24.6
+7.7
+70.6
-0.5
+24.8
+31.3
+12.8
+50.0
-23.4
100
73
68
42
40
39
33
19
Turkey*
Russia
Croatia**
Czech Rep
Bulgaria
Romania
Hungary
Slovakia
Other***
share
24%
18%
16%
10%
10%
9%
8%
5%
0%

* Turkey P&L reported pro-quota ** incl. Bosnia and Herzegovina *** Serbia, Slovenia, Baltic Countries, Profit Center Vienna

Net income in Q2 - 2007 (€ million) CEE Division +47.9%


ch % y/y
+46.0
+89.4
-0.5
+821.0
-12.6
+16.8
+4.8
+68.4
-124.9
72
60
51
31
29
26
20
14
Turkey*
Croatia**
Russia
Bulgaria***
Czech Rep.
Romania
Hungary
Slovakia
Other****
share
24%
19%
17%
10%
9%
9%
7%
5%
1%

* Turkey P&L reported pro-quota ***y/y change influenced by one-off integration costs in 2006
** incl Bosnia and Herzegovina **** Serbia, Slovenia, Baltic Countries, Profit Center Vienna

TURKEY

After the finalization of integration in 2006, the focus of Koç Financial Services (KFS) had been on profitability and improvement of operational efficiency, supported by the half year results results. In the second quarter 2007, with the return of the commercial focus to the YKB network as a result of finalisation of the Bank's segment-based business model and on the back of an improved sector growth outlook, Yapi ve Kredi Bankasi (YKB) regained market share in the majority of the lending segments and in deposits, recovering from the market share loss in Q1 07 and almost reaching the level of end-2006. The profit-driven business approach, focused on increasing revenue market share, further strengthened the earnings quality of the bank in the second quarter of the year. YKB's CEO announced the bank's accelerated branch expansion plan for the first time on July 5th during UniCredit's Capital Markets' Day in Milan. The plan is based on opening up to 350 branches by the end of 2009 compared to the previous plan of opening 100 branches during the same period.

Results

During the second quarter 2007, KFS contributed to UniCredit Group net income with €72 million, yielding a ROE of 25% (whole KFS), up 2 percentage points against prior year. The strong results were mainly driven by healthy revenue growth supported by a sound development in both net interest income and fee and commission income, whereas cost growth was negatively affected by HR-related one-offs during the second quarter. As a result, the Q2 cost-income ratio was 50%. YKB's Capital Adequacy Ratio (CAR - bank only) at 12.1% (above the internal target of 12%) due to the improved profitability and a €200 million subordinated loan.

Productivity and operational efficiency continued to improve during Q2 07 as a result of the constant focus on the reorganization of the sales force. Additional 598 employees were shifted to branch front offices during Q2 2007 as result of which the front office/back office ratio increased to 62% in June 07 (up by 3 percentage points vs '06). In addition, the outsourcing action, put in place during the Q1 2007 in order to increase the number of the sales force with an expected target of 700 people by the end of September 2007, carried on.

On July 23rd, YKB announced the details of the KFS restructuring plan to bring the financial subsidiaries of KFS under the Bank, setting the exchange ratio as 91.90% for the transfer of 73.10% of YK Leasing, 59.47% of YK Factoring and 99.80% of YK Azerbaijan. With the completion of the share transfer expected in September 2007 (subject to CMB and BRSA approval), KFS ownership in YKB is expected to increase from its current 80.2% to 81.8%. YKB's capital share will increase by YTL 277,601,284 (to YTL 3,427,051,284) to be allocated to KFS in return for the shares of YK Faktoring, YK Leasing and YK Azerbaijan. Following the completion of the share transfer, the transfer of YK NV and YK Yatırım (including YK Portföy) from KFS to YKB is expected to be realized by a cash transaction in line with the BRSA regulations after September 2007. Once the KFS restructuring is completed, all the above mentioned financial subsidiaries will be moved under YKB. This will create more transparency for the market due to the full consolidation of all subsidiaries under the listed Bank and a more efficient allocation of capital (increase of capital in YKB), contributing to absorption of the Basel II impact on YKB's capital adequacy ratio. In addition, cross-shareholdings, the existing complex chain of control and the duplication of functions will be eliminated.

Corporate business

Strong growth in commercial and corporate loans continued in the second quarter, confirming the continuing positive outlook for corporate client transactions in Turkey and positively impacting the net interest income. The volumes of corporate loans in the 2nd quarter 07 reached the level of ca. €5.9 billion with an increase of more than 5% compared to the 1st quarter.

Moreover an important debt restructuring operation has been completed, setting the ground for a rise in liquidity, a decline in loan provisions and risk weighted assets and hence an improvement in CAR.

Retail business

With the return of commercial focus to the network, coupled with a more positive local sentiment, growth picked up in the retail portfolio mainly driven by SME loans, mortgages and general purpose loans. The share of retail loans (individual loan) in the total cash loan portfolio of YKB increased to 12% (+1 percentage point vs Year End 2006) while the share of SME loans increased to 10% (+1 percentage point vs Year End '06).

Leadership in credit cards further continued with the number of cards increasing to 5.3 million (excluding virtual cards) and the outstanding volume increasing to €3.3 billion, indicating a market share of 25% as of June 2007. As of Q2 2007 on a quarterly basis, the issuing volume market in credit cards increased to 23.7% from 23.5% in 1Q 2007.

RUSSIA

Following strong economic growth, the Russian banking industry is growing considerably faster in 2007 than in 2006. With an anticipated annual growth rate of around 50% total assets are expected to reach 64% of GDP by the end of the year. As at the beginning of June 2007, International Moscow Bank (IMB) is the eighth largest bank in Russia.. During last year, IMB went through a substantial transformation in its shareholder structure which was completed in July 2007 when BA-CA took over the remaining shares from the European Bank for Reconstruction and Development (EBRD) and thus became the sole shareholder of IMB. To further strengthen the bank's position in the market and to support its growth ambitions BA-CA subscribed a capital increase of USD 300 million which will be registered in the course of the third quarter this year. IMB acts as a universal bank offering a comprehensive product and service range to about 320.000 individual, SME and corporate clients through its 55 outlets in 20 out of 88 Regions of the Russian Federation.

Results

In the first half of 2007 the bank achieved operating income of €114 million which at constant exchange rates exceeds by more than 16% the result for the same period last year (on a normalised basis, i.e. excluding one-off FX-gains in 2006, growth stands substantially higher at around 28%). The strong growth was primarily the result of steadily growing business volumes driven by the successfully broadened retail strategy and the continuous regional network development. Impacted by expansion-driven cost increases and higher income taxes, net profit for the second quarter 2007 was stable compared to the result of the second quarter 2006, however on a normalised basis it grew by around 16%. Due to the rapid business growth, the current staff number of 2,371 employees is 623 employees or 36% higher than at 30 June 2006.

YTD net profit for the current year amounted to €100 million at current exchange rates and exceeded the comparable result of last year by nearly 12% (or 42% on a normalised basis) at constant exchange rates. Total revenue increased by 21% y/y (39% on a normalised basis) at constant exchange rates, to €223 million.

Driven by both retail and corporate loans, gross loan volume rose to over €5.4 billion or 71% y/y and deposits increased to € 4.6 billion or 35% compared to end-June 2006.

In terms of efficiency, the cost-income ratio stands at an outstanding level of 36,4% despite ongoing network expansion.

Corporate business

Despite some unexpected repayments earlier this year loan growth strongly recovered in the second quarter 2007 totaling €4.6 billion as of June, thus representing an overall growth of nearly 65% y/y while customer deposits rose by 51% y/y

> cont. Russia

to €3.4 billion. IMB is the Bank of choice for over 100 out of top-200 Russian companies (by sales) and the share in the top-50 is around two thirds. The strategic focus of IMB's corporate business is on accelerated growth of business in the mid corporate segment, particularly in the Russian Regions and on further strengthening its strong position in the large corporates segment primarily through increased cross-selling of fee-generating and non-credit products as well as selling of sophisticated MIB products.

Retail business

The retail loan portfolio, including loans to SMEs, is characterized by continuously strong growth rates, and more than doubled since June 2006 to roughly €950 million at the end of June 2007, thus increasing its share in the overall loan portfolio from 13.6% to 17.1% respectively. This impressive growth was primarily driven by car lending, where IMB in the meantime ranks sixth with a market share of almost 6%, and the rapidly developing mortgage business, which grew 2.8 times y/y, although coming from a comparably low base but with steadily increasing average loan amounts. Deposits from customers increased close to 38% y/y to €1.2 billion. The customer base increased significantly by roughly 130,000 clients since end - June 2006 with particularly strong growth rates in the Regions. The overall number of outlets increased from 36 to 55 and will further grow to around 74 by the end of the year. The key initiatives are focused on widening the distribution reach by growing the outlet network and developing remote channels to exploit opportunities in the most promising market segments, especially in the lending business.

Poland's Markets

Financial and Commercial Performance

In **Q2 2007** the Poland's Markets Division posted net profit for the period of €248 million representing an increase of 21% y/y at constant exchange rates (25% y/y at actual exchange rates), reaching in **H1 2007 net profit** of €502 million (up 31% y/y at constant exchange rates and 32% y/y at actual exchange rates).

The Division's **results were driven** by **operating income**, which totaled 615 million in Q2 2007, representing an increase of 13% y/y at constant exchange rates (17% y/y at actual exchange rates), reaching €1,172 million in H1 2007 (up by 12% y/y at constant exchange rates and 13% y/y at actual exchange rates) . These increases were the result of:

- net interest which rose by 12% y/y in Q2 2007 and in H1 2007 at constant exchange rates primarily due to the good commercial performance turned into customer loans growth of 6% on a normalised basis (if pro-formaed for the part of Bank BPH under disposal, included in activities under disposal) vs Dec '06 and of 3% vs previous quarter, driven especially by retail mortgages and consumer loans;
- net fees and commissions which rose by 19% y/y in Q2 2007 and by 15% in H1 2007 at constant exchange rates thanks to the strong growth in mutual funds (eop volumes growing in excess of 50% y/y).

Income Statement

(€ million)

POLAND'S MARKETS DIVISION	2007 Q2	2007 Q1	2006 Q2	CHANGE ON Q2 '06 CURRENT EXCHANGE RATE	CHANGE ON Q2 '06 CONSTANT EXCHANGE RATES	H1 2007	H1 2006	CHANGE ON H1 '06 CURRENT EXCHANGE RATE	CHANGE ON H1 '06 CONSTANT EXCHANGE RATES
Operating income	615	557	525	+17.1%	+13.2%	1,172	1,036	+13.1%	+12.1%
Operating costs	-276	-259	-257	+7.4%	+3.8%	-535	-518	+3.3%	+2.5%
Operating profit	339	298	268	+26.5%	+22.3%	637	518	+23.0%	+21.6%
Net write-downs on loans	-25	-29	-29	-13.8%	-10.3%	-54	-63	-14.3%	-12.7%
Profit before tax	311	315	245	+26.9%	+22.0%	626	473	+32.3%	+30.8%
Profit (Loss) for the period	248	254	198	+25.3%	+20.8%	502	380	+32.1%	+30.5%

Balance Sheet

(€ million)

POLAND'S MARKETS DIVISION	AMOUNTS AS AT 30.06.07	31.03.07	31.12.06	CHANGE ON DEC '06 AMOUNT	%
Total Loans	22,425	22,775	23,906	-1,481	-6.2%
o.w. with customers	*17,952*	*17,047*	*18,154*	*-202*	*-1.1%*
Customer deposits (incl. Securities in issue)	24,501	24,331	26,827	-2,326	-8.7%
Total RWA	22,693	21,121	21,029	1,664	+7.9%
RWA for Credit Risk	21,417	19,963	19,940	1,477	+7.4%

Key Ratios and Indicators

POLAND'S MARKETS DIVISION	H1 2007	H1 2006	CHANGE AMOUNT	CHANGE %
EVA (€ million)	215	155	60	+39.2%
Absorbed Capital (€ million)	1,128	862	266	+30.8%
RARORAC	38.19%	35.90%	230bp	
Operating Income/RWA (avg)	10.91%	11.60%	-69bp	
Cost/income	45.6%	50.0%	-435bp	
Cost of Risk	0.53%	0.73%	-20bp	
Tax rate	19.8%	19.7%	15bp	

Staff Numbers

POLAND'S MARKETS DIVISION	AS AT 30.06.07	31.03.07	31.12.06	CHANGE ON DEC '06 AMOUNT	%
Full Time Equivalent	25,526	25,466	25,646	-120	-0.5%

The **operating costs** increased by 4% y/y in Q2 2007 and by only 2.5% y/y in H1 2007 at constant exchange rates (7% and 3% at actual exchange rates, respectively), with higher increase in Staff expenses influenced by the branch expansion in Ukraine and by higher variable part of compensation (performance bonuses) as a result of improving results, while other operating costs were substantially stable thanks to effective cost containment policies in Poland.

CEE and Poland's Markets *(cont.)*

At the **end of Q2 2007**, there were 25,526 employees (FTE), a reduction of 120 FTE (or 0.5%) from December 2006, the net result of natural attrition in Poland ahead of the merger and increase in Ukraine for the new branch openings (14 new branches vs December 2006).

In terms of efficiency, the cost-income ratio further improved reaching 45.6% in H1 2007, decreasing significantly from same period of last year (50.0%).

Operating profit for Q2 2007 totaled 339 million, up by 22% y/y at constant exchange rates (27% at historical exchange rates), reaching 637 million in H1 2007 (+22% y/y at constant exchange rates and +23% y/y at actual exchange rates).

Improved credit quality and effective risk control translated into a 10% y/y reduction at constant rates of net loan write-downs in Q2 2007 and 13% y/y reduction in H1 2007, reaching a cost of risk of 0.5% in H1 2007 (down by 20 bp absolute reduction y/y), with continual improvements in loan quality.

Net income from investments stood at €4 million in Q2 2007 and €53 million in H1 2007, thanks to the €45 million capital gain on the sale of the stake in Commercial Union Poland realized in Q1 2007.

The Division's positive performance was driven by the two major banks, and in particular by:

- Bank Pekao (together with Xelion Poland), which reported a 19% y/y increase in net profit for the period at constant exchange rates in Q2 2007 (26% y/y at actual exchange rates) and 21% y/y increase in H1 2007 (23% y/y at actual exchange rates). This increase was mainly driven by the significant growth in operating income (especially on commissions) and declining net loan write-downs;
- Bank BPH, which reported a 21% increase y/y net profit for the period at constant exchange rates in Q2 2007 (26% y/y at actual exchange rates) and 46% y/y increase in H1 2007 (48% y/y at actual exchange rates). The increase was primarily due to good growth in operating income, limited growth in operating costs, reduction in net loan write-downs and, for the H1 2007 performance, by the capital gain on the sale of the stake in Commercial Union Poland (€45 million) realized in Q1 2007.

As of June 2007 the Division's **loans to customers** totaled €18 billion, with a 6% increase over December 2006 on a normalised basis (if pro-formed for the part of Bank BPH under disposal, included in activities under disposal), while **deposits from customers** (excluding securities in issue and pro-formed for the part of BPH under disposal) stood at 24 billion, at the same level of December 2006, despite the switch of deposits to Asset Under Management (reaching €12 billion) growing more than 50% y/y.

The Division reached excellent results in H1 2007 also in terms of value creation, with **EVA** at €215 million, increasing 39% y/y at actual exchange rates and Rarorac at 38%, over the previous year (up by 2.30%), but still being one of the highest in the Region. This improved value creation is driven by the increase in profitability, in particular by the growth of revenue, cost control and decreasing loan provisions. In the same period the **Operating income/ RWA ratio** stood at 10.19%, fall of 70 bp from 2006.

In terms of commercial performance, Q2 2007 continued to be very successful for the Group banks in **Poland**, Bank Pekao and BPH, especially with respect to retail. Very high dynamics were observed in mutual funds, one of the key products in both banks, with a combined market share in excess of 30%, reaching an increase over 50% y/y and over 18% vs previous quarter in terms of outstanding volumes. Also, lending to retail customers was very successful, with mortgages and consumer loans, growing more than 20% and 15% y/y respectively.

In **Ukraine**, the Retail expansion project continues to give very positive and promising results. The bank successfully opened 10 new branches in Q2 2007, reaching a total of 26 retail branches (24 new vs same period of last year) which aenabled it to acquire 15 thousand new clients in Q2 2007 reaching a total of almost 30 thousand new retail clients since the launch of the Retail business in September 2006.

Outlook

World economic growth remained strong despite the slowdown underway in the United States. The eurozone is experiencing a very favourable period in the cycle and is growing faster than the US for the first time since 2001. During the first half of 2007, stock markets posted further gains. This was not true of the Italian stock exchange whose performance was only somewhat positive. Inflation remains broadly under control. In this macroeconomic scenario, we believe that the ECB may continue its moderately restrictive posture during the second half of 2007 with a new increase of 25 basis points in the policy rate (currently 4%). This rate increase is expected in September with a final rise probably in December. The series of interest rate increases should end in 2008.

In general, the drivers of bank profitability appear to be well set in 2007. In particular, we anticipate that net interest income will continue to grow thanks to strong volume growth, especially in non-financial companies. The bank interest-rate spread (lending rate minus deposit rate) should continue to provide a positive contribution to the growth in net interest income, especially in Italy, but much less in Austria and Germany. However, as regards other revenues, Austria and Germany should provide a greater contribution since these countries have benefited from good stock performance and positive trends in the mutual fund industry, whilst in Italy, the situation appears less favourable. On the whole, total revenues for the banking sector in these three countries should grow during the year on a largely upward trend after the further recovery in 2006.

In the favourable scenario described, the Group confirms the objectives set at the beginning of the year, which were fully achieved in the first half of 2007. Operations will continue to be aimed at pursuing harmonious and balanced growth through appropriate and consistent measures designed to increase profitability and efficiency, contain risks, improve capital and financial equilibrium and strengthen the level of capitalisation. The ultimate goal is to create value for our shareholders.

Milan, 3 August 2007

THE BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO

Further Information

The consolidated quarterly report as at 30 June 2007, which is presented in reclassified or condensed form, was prepared under IFRS. This information is provided, as prescribed by Article 82 of the CONSOB Issuers Regulation, in accordance with Annex 3D thereof.

For consolidation purposes, the Accounts as at 30 June 2007 of the Parent Company and subsidiaries were used and were properly reclassified and adjusted to take into account consolidation requirements, and modified as necessary to bring them into line with Group accounting principles. In respect of the HVB Group, consolidated accounts have been used.

The quarter under review was considered as a separate period, and thus the income statement reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which the accounts did not fully reflect the reporting of items on an accruals basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

All intercompany balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to net other income/expenses.

This quarterly report is not audited by the external auditors.

Declaration by the Senior Manager in charge of drawing up Company Accounts

The undersigned, Ranieri de Marchis, in his capacity as the senior manager in charge of drawing up UniCredit SpA's company accounts.

DECLARES

as prescribed by §154bis, 2 of the Testo unico delle disposizioni in materia di intermediazione finanziaria [the "Single Financial Services Act"] that, to the best of his knowledge and belief, the Consolidated Quarterly Report at 30 June 2007 agrees with the documentary records, ledgers and accounting data.

Milan, 3 August 2007

Senior Manager in charge
of drawing up Company Accounts
RANIERI DE MARCHIS

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END